1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2005

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

1

EXHIBITS

Exhibit Number		Page
1.1	Annual Report for year ended 2004 released April 7, 2005	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s registration statement on Form F-3 (File No. 333-113181), as filed with the Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 7, 2005	By:		/s/ WANG XIAOCHU
		Name:	Wang Xiaochu
		Title:	Chairman and CEO

3

Exhibit 1.1

CONTENTS

COMPANY PROFILE AND CORPORATE INFORMATION	02

FINANCIAL HIGHLIGHTS	04

CHAIRMAN’S STATEMENT	06

BUSINESS REVIEW	10

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS	19

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT	29

REPORT OF THE DIRECTORS	38

REPORT OF THE SUPERVISORY COMMITTEE	52

CORPORATE GOVERNANCE	54

NOTICE OF ANNUAL GENERAL MEETING	57

REPORT OF THE INTERNATIONAL AUDITORS	66

CONSOLIDATED BALANCE SHEET	68

BALANCE SHEET	70

CONSOLIDATED STATEMENT OF INCOME	72

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY	73

CONSOLIDATED STATEMENT OF CASH FLOW	74

NOTES TO THE FINANCIAL STATEMENTS	76

SUPPLEMENTARY INFORMATION FOR ADS HOLDERS	125

FINANCIAL SUMMARY	132

China Telecom Corporation Limited Annual Report 2004	01

A-1

COMPANY PROFILE AND CORPORATE INFORMATION

China Telecom Corporation Limited (the “Company”) is the leading provider of wireline telecommunications services in Shanghai municipality, Guangdong province, Jiangsu province, Zhejiang province, Anhui province, Fujian province, Jiangxi province, Guangxi Zhuang autonomous region, Chongqing municipality, Sichuan province, Hubei province, Hunan province, Hainan province, Guizhou province, Yunnan province, Shaanxi province, Gansu province, Qinghai province, Ningxia Hui autonomous region and Xinjiang Uygur autonomous region in China. Our scope of business includes:

(1)	operating a variety of domestic wireline telecommunications networks and facilities (including wireless local loops);

(2)	providing voice, data, image, multimedia telecommunications and information services based on the wireline networks;

(3)	providing international services and conducting accounts settlement with overseas operators in accordance with state regulations; and

(4)	providing telecommunications and information-related system integration, technological development, technical services, information consulting, and conducting design, manufacture, sales and installation of telecommunications equipment.

Our H shares and American Depositary Shares (“ADS”) were listed on the Stock Exchange of Hong Kong and the New York Stock Exchange on 15 November 2002 and 14 November 2002 respectively. As of 31 December 2004, our share capital comprises 80,932,368,321 shares, in which 13,877,410,000 are H shares.

02	China Telecom Corporation Limited Annual Report 2004

COMPANY PROFILE AND CORPORATE INFORMATION

Chinese registered name:

English name:	China Telecom Corporation Limited

Authorised representative:	Wang Xiaochu

International auditors:	KPMG

Legal advisers:	Jingtian & Gongcheng
Freshfields Bruckhaus Deringer
Sullivan & Cromwell LLP

Registered address:	31 Jinrong Avenue, Xicheng District,
Beijing, PRC, 100032

Telephone:	(8610) 6642 8166

Facsimile:	(8610) 6601 0728

Website:	www.chinatelecom-h.com

H share registrar:	Computershare Hong Kong Investor Services Limited
1712–1716, 17th Floor
Hopewell Centre
183 Queen’s Road East, Wanchai
Hong Kong

ADS depositary:	Bank of New York
101 Barclay Street
New York, NY 10286
The United States of America

Listings:

H shares:	The Stock Exchange of Hong Kong Limited
stock code: 728

ADSs:	New York Stock Exchange, Inc.
stock code: CHA

China Telecom Corporation Limited Annual Report 2004	03

FINANCIAL HIGHLIGHTS

Financials (including amortisation of upfront connection fees)	2003	2004	Growth rate
Operating revenue (RMB million)	151,553	161,212	6.4%
Operating profit (RMB million)	32,852	39,830	21.2%
EBITDA (RMB million)	79,449	87,000	9.5%
EBITDA Margin	52.4%	54.0%	1.6	PP
Net profit*(RMB million)	13,882	28,023	—

Financials (excluding amortisation of upfront connection fees)	2003	2004	Growth rate
Operating revenue (RMB million)	141,782	152,754	7.7%
Operating profit (RMB million)	23,081	31,372	35.9%
EBITDA (RMB million)	69,678	78,542	12.7%
EBITDA Margin	49.1%	51.4%	2.3	PP
Net profit* (RMB million)	4,111	19,565	—

*	Net profit for 2003 were arrived at after deducting deficit on revaluation of property, plant and equipment (RMB14,832 million) and related tax impact arising from 10 newly acquired provincial subsidiaries.

Net profit for 2004 were arrived at after deducting deficit on revaluation of property, plant and equipment (RMB1,262 million) and related tax impact arising from across-the-board revaluation which was conducted every 3 years.

Please refer to note 2(g) and note 3 of the audited financial statements for the related accounting policy and result of the revaluation.

04	China Telecom Corporation Limited Annual Report 2004

FINANCIAL HIGHLIGHTS

The charts below are based on financials excluding amortisation of upfront connection fees.

China Telecom Corporation Limited Annual Report 2004	05

CHAIRMAN’S STATEMENT

Dear Shareholders,

It gives me great pleasure to present my first report to you. Appreciating the trust and the great responsibilities you and my fellow Directors have vested in me, since my appointment as the Chairman and Chief Executive Officer of the Company last year, I have undertaken extensive investigation and examination of the subsidiaries of the Company, communicated and exchanged opinions with the management, employees, customers, business partners of the Company and relevant regulatory authorities. I have gained a better understanding of the operations, corporate management, business strategy, corporate culture and other aspects of the Company. I have full confidence in the Company’s fundamentals and its future development.

06	China Telecom Corporation Limited Annual Report 2004

CHAIRMAN’S STATEMENT

China Telecom is a long-standing and leading operator in the wireline telecommunications service sector. With a substantial and solid subscriber base, a well recognised brand name, a high quality telecommunications network, a strong management foundation, an outstanding management team and a group of high-calibre employees, the Company has been operating efficiently and performing well.

Our financial performance in 2004 was favourable. We recorded continuous growth in revenue and were successful in managing our operating costs and capital expenditure. The Company’s operating revenue reached RMB161,212 million, an increase of 6.4% from last year, of which RMB8,458 million was generated from the amortisation of upfront connection fees. Excluding the upfront connection fees, our operating revenue was RMB152,754 million, an increase of 7.7% from last year. Our EBITDA* was RMB78,542 million, an increase of 12.7% from last year. Our EBITDA margin* was at a relatively high level of 51.4%. Our net profit* (after deduction of deficit on revaluation of property, plant and equipment of RMB1,262 million) was RMB19,565 million. Our earnings per share* reached RMB0.25.

The Company’s strong operating cash flow provides funding for the necessary investment in relation to our long-term development, and it also ensures our shareholders receive a favourable cash return. Taking into consideration of the Company’s operational and financial conditions and capital expenditure required for our future business expansion, in particular, the investment necessary for our future strategic transformation, the Board of Directors will propose to declare a dividend in the amount equivalent to HK$0.065 per share in the upcoming Annual General Meeting, so that we can retain sufficient financial flexibility, with a view to achieving the best return to our shareholders.

Our businesses grew steadily in 2004. Our local telephone subscriber base increased by 25.66 million, to 187 million, of which 42.17 million was made up of local wireless access subscribers, with an increase of 16.60 million. Such growth made an important contribution to the increase in the usage volume and our operating revenue. Long distance services developed better than previous years, recording a revenue growth of 2.1%. Revenue generated from Internet services sustained rapid growth and accounted for 9.2% of our operating revenue (excluding the revenue from amortisation of upfront connection fees), an increase of 2.2 percentage points over 2003. This increase in revenue generated from Internet Services contributed to the increase in operating revenue (excluding the revenue from amortisation of upfront connection fees) of 2.9 percentage points. Broadband subscribers increased by 6.61 million to 13.84 million. Value-added services continued to grow steadily and showed a strong potential for further growth. At the same time, the contribution of non-voice services to revenue growth was increasing.

*	After incorporating the revenue from the amortisation of upfront connection fees, EBITDA was RMB87,000 million, EBITDA margin was 54.0%, net profit was RMB28,023 million, earnings per share was RMB0.36.

China Telecom Corporation Limited Annual Report 2004	07

CHAIRMAN’S STATEMENT

Our Company has always attached great importance to corporate governance and business integrity to ensure its sustainable development. We shall continue to improve our corporate governance and increase the transparency of the Company in accordance with the requirements of relevant regulatory authorities (in particular the requirements promulgated under the United States Sarbanes-Oxley Act of 2002) and generally accepted international best practice. We shall continue our efforts in promoting and improving our operational and information disclosure internal control systems. The Board of Directors has already approved the optimisation of the Company’s internal controls in accordance with COSO framework, and the establishment of an integrated multi-level internal and external assessment system with a view to further improving operational efficiency and information quality and to better managing financial risks to preserve shareholders’ interests.

While the Company performed well in general, it faced a number of challenges: the growth in the wireline telephone subscriber base has slowed down; the wireline telecommunications services has witnessed substantial substitution by the mobile services; revenue growth rate has been declining. As a result of the intense competition, marketing costs increased continuously, putting pressure on growth of profits. Due to the lack of new prominent growth-driving products, the disadvantages of providing only wireline telecommunications services became increasingly apparent. The Company’s network resources have yet to be fully exploited.

We see valuable growth opportunities in the future. China’s GDP per capita has exceeded a momentous US$1,000. Benefiting from the positive effect of macro economic measures of China and improving living standards of the Chinese people, demand in the telecommunications market is continuously expanding. With the growing popularity of information technology, customers’ demands for one-stop overall solutions for integrated services and information provision are increasing.

In general, China Telecom Corporation Limited faces both opportunities and challenges, with opportunities outweighing challenges. As the wireline telecommunications business enters into a maturing phase worldwide, we have realised the risks inherent in operating only wireline telecommunications business. Following a comprehensive review of the history, current situation and prospects of the telecommunications industry as well as the development direction of the Company, we have decided that, from 2005, our strategy will be to transform China Telecom from a traditional network operator into a modern integrated information services provider.

We shall continue to pursue the operation of mobile business proactively so as to realise potential synergies by operating both mobile and wireline businesses. Simultaneously, we shall actively promote the establishment of orderly competition through co-opetition. Based on a win-win business model, we shall actively explore the development of IP-based multimedia services by leveraging our telecommunications network resources. We shall strengthen co-operation with content

08	China Telecom Corporation Limited Annual Report 2004

CHAIRMAN’S STATEMENT

providers with a view to extending the value chain. We shall seek to work with IT service providers to provide differentiated total solutions for our enterprise customers. In addition, the Company will fully exploit the development potential of rural telephony, value-added services, leased line and other services with a view to creating new revenue growth drivers. The Company will also strive to transform our networks into intelligent, broadband and IP based networks, and to enhance the development and convergence of multi-terminals and multi-businesses. In addition, we shall leverage tariff packaging to deliver integrated information services and to ensure the Company’s sustainable development.

To ensure our successful business transformation, we shall implement precision management at all levels of the Company, so that quantitative standards will be adopted with reduced data deviations in all aspects of management on an integrated basis covering marketing activities, network operations, allocation of financial resources and human resources.

As a telecommunications operator conscious of its social responsibilities, the Company has launched the “Green Internet” project to clean up Internet content to protect the well being of youngsters. The Company has also made great efforts to promote the establishment of the “Green Dynamic” Internet cafe chain for the purpose of creating a good and healthy Internet access environment for the public. In addition, the Company has taken active measures to provide humanitarian aid to tsunami victims in the Indian Ocean region and other regions, to subsidise children who are unable to attend school owing to financial difficulties, and to help underprivileged people in society.

We are confident in our future. By leveraging our strategic transformation and competitive edge, and seizing the opportunities brought by China’s economic growth and new technology, we shall endeavour to provide our customers with modern integrated information services of high quality, and provide an even better return to our shareholders.

Finally, on behalf of the Board of Directors of the Company, I would express our gratitude to Mr. Zhou Deqiang and Mr. Chang Xiaobin for their significant contribution to China Telecom Corporation Limited during their time with us, and at the same time welcome Mr. Leng Rongquan, Mr. Yang Jie, Mr. Sun Kangmin and Mr. Li Jinming to join the Board of Directors of the Company. I also would like to take this opportunity to express my sincere appreciation to all of our shareholders, directors, members of the Supervisory Committee, employees and customers.

/s/ WANG XIAOCHU
Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, PRC

31 March 2005

China Telecom Corporation Limited Annual Report 2004	09

BUSINESS REVIEW

The following table sets out our key operating data in 2002, 2003 and 2004.

Key Operating Data

	Unit	2002	2003	2004	Change 2004 over 2003
Local wireline access lines in service	thousand	133,056	160,988	186,648	15.9%
Local voice usage	million pulses	360,986	384,496	429,150	11.6%
Total dial-up usage	million minutes	98,333	70,621	37,665	-46.7%
Domestic long distance usage	million minutes	59,492	67,312	81,960	21.8%
International (including Hong Kong, Macau and Taiwan) long distance usage	million minutes	1,546	1,670	1,654	-1.0%
Broadband subscribers	thousand	2,411	7,231	13,839	91.4%
Dial-up usage	million minutes	81,648	54,886	30,046	-45.3%
DDN ports (in 64K equivalents)	thousand	378.2	471.2	493.3	4.7%
FR ports (in 128K equivalents)	thousand	48.1	88.3	156.3	77.0%
ATM ports (in 2M equivalents)	thousand	16.6	19.0	23.8	24.9%
2M digital circuits leased	thousand	164.5	163.1	169.5	3.9%
Volume of inbound local calls	million minutes	53,464	76,210	94,747	24.3%
Caller ID service subscribers	thousand	51,539	82,461	109,031	32.2%
Telephone information service usage	million minutes	932	1,743	2,419	38.8%

On 30 June 2004, the Company acquired from China Telecommunications Corporation the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited. As a result of the acquisition, the Company’s service coverage expanded from 10 to 20 municipalities, provinces and autonomous regions. For comparison purposes, the operational and financial data for 2002, 2003 and 2004 is presented in this section on such basis as if the Group has been operating in the enlarged service areas (20 municipalities, provinces and autonomous regions) since 1 January 2002.

Our core businesses yielded good results in 2004 with total operating revenue of RMB161,212 million, an increase of 6.4% from 2003. If amortised upfront connection fees were excluded, operating revenue in 2004 was RMB152,754 million, with an annual growth rate of 7.7%. Revenue growth in our local telephone services, Internet services and value-added services are the prominent drivers. Our business development featured the following in 2004: local telephone subscribers experienced relatively high growth; local voice usage grew faster than previous years;

China Telecom Corporation Limited Annual Report 2004	10

BUSINESS REVIEW

broadband subscribers maintained its strong growth and became a growing revenue growth driver with increasing importance in our revenue structure; domestic long distance services recorded both usage and revenue growth; value-added services portfolio was further expanded.

Benefited from the continuous rapid growth of China’s economy and accelerated social informationalisation, our core businesses maintained rapid growth over the past three years. However, with increasingly intensified competition in the Chinese telecommunications market, the further expansion and price fluctuation of mobile services, mobile substitution became more apparent in 2004. It adversely affected the growth potential of our wireline telephone service. Although wireline usage sustained a favourable growth trend, revenue growth was significantly lower than the usage growth. Therefore, our operating revenue growth rate is expected to slow down.

After years of effort, we have already built up our foundation for sustained growth and continuing innovation. This foundation consists of our extensive, advanced and multi-dimensional basic telecommunications networks, our huge customer base, our well functioning distribution channel system, our well-known corporate brand and professional network maintenance team.

BUSINESS ANALYSIS

Local telephone services

Revenue from our local telephone services, our fundamental resource-type business, reached RMB80,338 million in 2004 with an increase of 5.8% from 2003 and represented 52.6% of our operating revenue (excluding amortisation of upfront connection fees) in 2004.

We have aggressively expanded our local telephone subscribers and the total number of our subscribers reached 186.65 million at the end of 2004, an increase of 25.66 million, or 15.9% from 2003. Wireless local access service and public telephone service subscribers grew relatively faster. As of the end of 2004, wireless local access service subscribers and public telephone service subscribers reached 42.17 million and 12.39 million, increasing 16.60 million and 2.78 million, or 64.9% and 29.0%, respectively, from 2003. In the local telephone services market, urban residential subscribers growth has slowed down and the subscribers and usage diversion exacerbated, while wireless local access service demand was comparatively stable and the rural telecommunications market exhibited a strong growth potential.

11	China Telecom Corporation Limited Annual Report 2004

BUSINESS REVIEW

Local usage fees reached RMB47,646 million, an increase of 4.0% from 2003. Local voice usage grew 11.6% to 429,150 million pulses, a higher growth rate than that in previous years. Wireless local access service made a substantial contribution to the usage growth. Due to the increasing mobile substitution, our local voice service usage was under ever-greater pressure of usage diversion. We have optimised our distribution channel management and accentuated targeted marketing activities to enhance customer loyalty. Based on customer segmentation, we implemented various promotion measures, in particular packaging our services and providing a variety of tariff plans, to effectively mitigate our local voice service usage diversion.

In 2005, we will continue to explore the growth potential of our wireline services subscribers and promote the upgrade of wireline telephone terminals to adapt to mobile, broadband and tailored services. We will utilise our current wireless local access service network coverage to effectively develop the subscriber base. Also, we will continue to optimise our network and further improve our network quality to enhance customer satisfaction and reduce churn rate. We will also expend great effort in the development of value-added services such as ‘SMS over PHS’ and ‘Color Ring Tone’. On the premise of ensured investment returns, we will further develop the rural telecommunications market and actively explore potential opportunities for our wireline services.

China Telecom Corporation Limited Annual Report 2004	12

BUSINESS REVIEW

Internet services

Internet services are our strategically expanding business. Revenue from Internet services was RMB14,109 million in 2004, up 41.0% from 2003 and represented 9.2% of our operating revenue (excluding amortisation of upfront connection fees), an increase of 2.2 percentage points from 2003. It reflected our improved overall revenue structure. Broadband business became a key strategic driver for our sustainable development. In 2004, our broadband subscribers grew by 6.61 million or 91.4% from the end of 2003 to 13.84 million in 2004, with a market share of 92.6%1 in our service regions, further consolidated our leading position in the broadband access service market.

The development of our broadband business is significant to our strategic transformation. In 2005, we will keep our emphasis on, and strengthen our efforts on, broadband services. We will push forward the integration of broadband access with home appliances and actively explore opportunities for broadband and video services packaging to expand the applications of our broadband services. We will introduce customised broadband solutions to small and medium-sized enterprises based on their demands and in line with the situation of the industry. We will continue to improve and expand our cooperation with content providers to further enrich the contents of the ChinaVnet platform and to develop it into a one-stop broadband information and entertainment service center. At the same time, we will actively promote upgrades to broadband for our customers to adapt to “streaming media” and other broadband video application content, so as to satisfy the diverse demands of our customers.

[1]	Calculated based on statistical data from the Ministry of Information Industries (“MII”).

13	China Telecom Corporation Limited Annual Report 2004

BUSINESS REVIEW

Long distance services

Revenue from our domestic long distance services reached RMB26,231 million, an increase of 3.0% from 2003. Total domestic long distance usage was 81,960 million minutes, representing an annual growth rate of 21.8%. Our domestic long distance services had a market share of 45.8%2, which was down 3.6 percentage points from 2003. Facing ever-intensified competition in the long distance services market and in order to maximise our revenue, we adopted a more effective pricing strategy and accelerated the development of public telephone supermarkets. Meanwhile, we further streamlined phone cards distribution channels to diverse long distance usage volume from mobile services. Our efforts were rewarded with increases in both domestic long distance usage and revenue. We will endeavor to maintain stable revenue from our domestic long distance services through measures such as further promotion of services packaging.

Revenue from our international, Hong Kong, Macau and Taiwan long distance services, amounted to RMB3,788 million in 2004, down 3.9% from 2003. Usage in the year was 1,654 million minutes, approximately the same level as 2003. Our market share in this sector was 56.3%2, 4.9 percentage points down from 2003. Nevertheless, we maintained our leading position in this market.

Managed data and leased line services

Revenue from our managed data services was RMB3,015 million, a decrease of 6.1% from 2003. Our leased bandwidth of our DDN, FR, and ATM services were 493.3 thousand, 156.3 thousand and 23.8 thousand at the end of 2004, increasing 4.7%, 77.0% and 24.9% from the end of 2003, respectively.

Revenue from our leased line services was RMB4,154 million in 2004, a decrease of 18.6% from 2003. As of the end of 2004, we leased out a total of 169.5 thousand digital circuits (in 2Mbps equivalent), an increase of 3.9% from 2003. Due to increasingly intensified competition, unit prices in the leased line market were substantially lowered. As a result, revenue from leased line services decreased despite increasing digital circuits leased out.

[2]	Calculated based on statistical data from MII.

China Telecom Corporation Limited Annual Report 2004	14

BUSINESS REVIEW

We will further explore the potential demand of other domestic telecommunications operators based on our comparative advantages on our extensive network coverage and technical maintenance. We will take greater initiatives to promote our leased line services and effectively capitalise on our redundant network resources to increase our network value. By doing so, we will be able to provide other domestic telecommunications operators economical, reliable leased line services with premium quality. With respect to other corporate customers, we will further investigate their demand for information technology services and move towards the higher-end of the value chain. We will provide our customers with one-stop comprehensive solutions through services such as system integration and outsourcing network maintenance. Our efforts to create value for customers will at the same time help us explore future development potential.

Interconnection service

Revenue from our interconnection service reached RMB10,719 million in 2004, indicating an increase of 28.1% from 2003. Net interconnection revenue amounted to RMB6,624 million, an increase of 25.9% from 2003. As a result of our continuously expanding customer base and the growing Chinese telecommunications industry, the volume of inbound local calls through our networks reached 94,747 million minutes in 2004, an increase of 24.3% from 2003. The volume of inbound long distance calls also recorded an increase.

Value-added services

Value-added services, our crucial sources of organic growth, are important for us to exploit the potential market and transform our growth model. We accelerated the development of our wireline value-added services in 2004. As a result, their contribution to our total operating revenue increased significantly. Subscribers of our caller ID services reached 109 million, with a penetration rate of 58.4%, by the end of 2004, an increase by 7 percentage points from 2003. The traffic volume of the telephone information services amounted to 2,419 million minutes, an increase of 38.8% from 2003. Usage of ‘SMS over PHS’ grew rapidly after achieving interconnection with other wireline and mobile services operators, presenting a greater market potential for further growth.

To accelerate the development of value-added services is a critical step in our strategic transformation. We will upgrade our existing networks into intelligent networks, and will integrate and optimise our network platform for value-added services. We will adhere to our win-win business development model to forge a healthy industry value chain, cooperate with

15	China Telecom Corporation Limited Annual Report 2004

BUSINESS REVIEW

application and content providers in the development and promotion of value-added services, and thereby develop our value-added services into an important driving force for our revenue growth.

Management innovation

In 2004, adhering to our “market-oriented, customer-centered and return-driven” business model, we consolidated our advantages in network scale, distribution channels, human resources and corporate culture, and further strengthened management innovation. As a result, our marketing capability, corporate management and network support were all improved significantly.

We established our China Telecom brand strategy and commenced our China Telecom brand promotion scheme in 2004. While integrating and optimising our existing distribution channels, we managed to develop customer-segmentation focused distribution channels. As of 31 December 2004, we had 9,298 managers for major customers, 10,405 managers for corporate customers and 38,304 managers for community customers nationwide. Moreover, in order to meet customers’ increasingly diversified demands for telecommunications services, we further optimised our products and services development and marketing mechanisms, and established a ‘total solution’ service system for major customers. These measures facilitated our business transformation from a provider of telecommunications network services to an integrated telecommunications solutions provider.

In order to reduce operating risks, we continued to promote and improve our centralised financial management system. By making use of the establishment of our internal control system, we standardised our operating activities and enhanced our comprehensive corporate management capabilities. We have made achievements in the establishment of internal control system by preliminarily completed the preparation of an internal control handbook in accordance with COSO* framework and rolled out the internal control handbook on trial basis. With respect to financial management, an accountability budget

*	COSO, or The Committee of Sponsoring Organisations of the Treadway Commission, is an organisation in the United States of America dedicated to improving the quality of financial reporting through business ethics, effective internal controls and corporate governance. The COSO framework is currently one of the widely-recognised internal control frameworks for international businesses community.

China Telecom Corporation Limited Annual Report 2004	16

BUSINESS REVIEW

system combining responsibility and authority was basically formulated. The performance assessment system played an even more prominent role in motivating employees. A cash flow controlling mechanism with the integration of budgeting, monitoring and assessment was also put in place. As a result, our external investment was put under effective control, our asset management process was optimised, and our long-term investment management was improved. We made a breakthrough in our application of information technology in financial management, with MSS (ERP) systems available on line for use by some of our provincial subsidiaries. Our accounting system was further improved, revenue and cost management became more comprehensive, supervision and review of financial affairs was strengthened and the quality of our accounting personnel further improved.

In 2004, we further strengthened our management on network maintenance, which steadily improved our network operating quality and supporting capabilities. The implementation of a network optimisation project which covered our entire service regions promoted our integrated and centralised local network maintenance mode to the top level in China. Our optimisation of wireless local access services, broadband and other networks also achieved remarkable results. As of the end of 2004, over 96% of failures of broadband access service were timely responded and resolved within the committed time frame. Successful connection rates of long distance telephone networks were over 96%. Wireless local access service call drop rate decreased to 1.4%, showing a much better performance than the beginning of the year. Finally, we improved our response system for major customers. We achieved 98.4% of timely provision of end-to-end services to our major customers nationwide and 98.9% of failures were timely responded, with only 0.8% of failure response complaints. At the same time, the average time for provision of services was substantially lowered.

17	China Telecom Corporation Limited Annual Report 2004

BUSINESS REVIEW

In 2005, we will steadily implement our strategic transformation from a traditional basic network operator to a modern integrated services and information provider. While maintaining the steady development of our traditional wireline voice business, we will take active measures to launch mobile businesses. Meanwhile, in line with the trend of integration of telecommunications and information technology and based on our traditional transmission network services and customers’ diversified demands on one-stop services, we will actively extend our services towards both ends of the industry value chain to achieve win-win effect through cooperation. In doing so, we will be able to enrich the contents of our services, create more opportunities for further development, and consistently increase the revenue from our non-voice businesses, such as broadband and value-added services, and percentage of such revenue in our total revenue, so as to realise healthy and sustainable growth of our business as a whole.

China Telecom Corporation Limited Annual Report 2004	18

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Overview

On 30 June 2004, the Company completed its acquisition from China Telecommunications Corporation of the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited, Xinjiang Telecom Company Limited (hereinafter referred to collectively as the “Acquired Companies”). Since the Company and the Acquired Companies were under the common control of China Telecommunications Corporation, our acquisition of the Acquired Companies has been treated as a “combination of entities under common control”, and was accounted for in a manner similar to a pooling-of-interests (“as-if-pooling-of-interests accounting”). Accordingly, the assets and liabilities of the Acquired Companies have been accounted for based on their historical amounts and our financial statements for the period prior to the acquisition have been restated to include the financial position and results of operations of the Acquired Companies on a combined basis. Unless otherwise indicated in this section, our financial data for the period prior to the acquisition are presented based on those restated amounts.

In 2004, our operating revenue increased steadily while our operating expenses were kept under effective control. Our profit increased and our cash flow was strong. Through our acquisition of the Acquired Companies, we successfully achieved our external expansion and created more growth opportunities.

Our total operating revenue in 2004 grew 6.4% from 2003 to RMB161,212 million. Our operating expenses increased from 2003 by 2.3% to RMB121,382 million in 2004. Our net profit1 was RMB28,023 million and our earnings per share were RMB0.36 for 2004. Our EBITDA2 was RMB87,000 million in 2004, with an EBITDA margin of 54.0%.

[1]	Including deficit on revaluation of property, plant and equipment of RMB1,262 million.

[2]	Our EBITDA represents profit before net finance costs, investment income, share of profit from associates, taxation, depreciation and amortisation, deficit on revaluation of property, plant and equipment and minority interests. As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider like us. Although EBITDA is widely used in the global telecommunications industry as a benchmark to reflect the operating performance, financial capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent cash flows from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.

China Telecom Corporation Limited Annual Report 2004	19

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Excluding the amortisation of upfront connection fees of RMB8,458 million, our operating revenue in 2004 was RMB152,754 million, an increase of 7.7% from 2003; our net profit was RMB19,565 million, our earnings per share were RMB0.25; our EBITDA was RMB78,542 million and EBITDA margin was 51.4%.

Operating Revenue

Our total operating revenue in 2004 was RMB161,212 million, an increase of 6.4% from 2003. Excluding the amortisation of upfront connection fees, the operating revenue in 2004 increased by RMB10,972 million or 7.7% from 2003, reaching RMB152,754 million. As the main sources for the growth in our operating revenue, local telephone services revenue, Internet services revenue and interconnection revenue increased by RMB4,381 million, RMB4,102 million, and RMB2,354 million, respectively, from 2003. Our long distance services revenue increased by 2.1% from 2003, while revenue from our managed data and leased line services decreased.

20	China Telecom Corporation Limited Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following table sets forth a breakdown of our operating revenue for 2003 and 2004, together with their respective rates of change:

	For the Year Ended 31 December
	2003	2004	Rate of Change
	(RMB in millions, except percentage data)
Wireline telephone services[3]
Local
Installation fees	2,643	2,865	8.4%
Monthly fees	27,499	29,827	8.5%
Local usage fees	45,815	47,646	4.0%

Sub-total	75,957	80,338	5.8%
Domestic long distance[4]	25,460	26,231	3.0%
International, Hong Kong, Macau and Taiwan long distance[4]	3,943	3,788	(3.9%)
Interconnections	8,365	10,719	28.1%
Upfront connection fees	9,771	8,458	(13.4%)

Sub-total	47,539	49,196	3.5%
Internet	10,007	14,109	41.0%
Managed data	3,210	3,015	(6.1%)
Leased line services	5,103	4,154	(18.6%)
Others[5]	9,737	10,400	6.8%

Operating revenue (Excluding amortisation of upfront connection fees)	141,782	152,754	7.7%

Total operating revenue	151,553	161,212	6.4%

[3]	Includes revenue from our registered subscribers, public telephones and prepaid calling cards services.

[4]	Includes revenue from our VoIP long distance services.

[5]	Includes primarily revenue from the provision of value-added telecommunications services, sale and repairs and maintenance of customer-end equipment, and lease of telecommunications network facilities.

China Telecom Corporation Limited Annual Report 2004	21

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Local Telephone Services

Revenue from our local telephone services grew by 5.8% from RMB75,957 million in 2003 to RMB80,338 million in 2004, which contributed 49.8% to our total operating revenue or 52.6% of our operating revenue excluding amortisation of upfront connection fees. This was primarily due to continued growth in our subscriber base and growth in our local usage volume.

•	Installation Fees. Upfront installation fees will be amortised over the expected customer relationship period of 10 years. Revenue from amortisation of upfront installation fees increased by 8.4% from RMB2,643 million in 2003 to RMB2,865 million in 2004.

•	Monthly Fees. Revenue from monthly fees increased by RMB2,328 million, or 8.5%, from RMB27,499 million in 2003 to RMB29,827 million in 2004, which was primarily due to the sustained increase in the number of our local telephone subscribers. The number of subscribers for our access lines increased by 25.66 million or 15.9% from 160.99 million in 2003, reaching 186.65 million as of the end of 2004.

•	Local Usage Fees. Revenue from local usage fees was RMB47,646 million, increased by 4.0%, from RMB45,815 million in 2003, primarily due to an increase in local voice usage. In 2004, despite the intensifying mobile substitution, we successfully increased our local usage volume usage by 11.6% from 2003 to 429,150 million pulses in 2004, through our marketing channels and various marketing tactics like integrated marketing and sales packaging.

Long Distance Telephone Services

Revenue from our long distance telephone services increased by 2.1%, from RMB29,403 million in 2003 to RMB30,019 million in 2004, representing 18.6% of our total operating revenue or 19.7% of our operating revenue excluding amortisation of upfront connection fees.

•	Domestic Long Distance Services. Domestic long distance revenue increased by 3.0% from RMB25,460 million in 2003 to RMB26,231 million in 2004, primarily due to the rapid increase in domestic long distance usage volume. In 2004, we seized the opportunity brought by strong market demands and took an active and flexible approach towards the competition. As a result, our total domestic long distance usage volume increased by 21.8% from 2003 to 81,960 million minutes in 2004, fully offsetting the negative influence from price decreases, and the declining trend in the revenue from domestic long distance services in recent years was reversed.

•

International, Hong Kong, Macau and Taiwan Long Distance Services. International, Hong Kong, Macau and Taiwan long distance services revenue decreased by 3.9%, from RMB3,943 million in 2003 to RMB3,788 million in 2004. The transmission volume of our international, Hong Kong, Macau and Taiwan long distance services was

22	China Telecom Corporation Limited Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

1,654 million minutes in 2004, which was similar to that in 2003. The decrease in revenue was attributable to the decrease in prices. We plan to adopt a more flexible marketing strategy to stimulate growth in usage volume.

Internet Services

Revenue from our Internet services increased by 41.0%, from RMB10,007 million in 2003 to RMB14,109 million in 2004, representing 8.8% of our total operating revenue or 9.2% of our operating revenue excluding amortisation of upfront connection fees. Driven by the rapid development of broadband services in recent years, our Internet services revenue recorded a sustained and rapid growth. The number of our broadband subscribers increased by 6.61 million from the end of 2003 to 13.84 million as of the end of 2004. We believe that there is still great potential for development in our broadband services.

Managed Data Services

Revenue from our managed data services decreased by 6.1%, from RMB3,210 million in 2003 to RMB3,015 million in 2004. This decrease was primarily due to the decrease in prices as a result of the intensifying competition.

Leased Line Services

Revenue from leased line services decreased by 18.6%, from RMB5,103 million in 2003 to RMB4,154 million in 2004. The major reason for this decrease was that the unit price dropped as a result of the intensifying market competition.

Interconnection Services

Revenue from interconnection services increased by 28.1%, from RMB8,365 million in 2003 to RMB10,719 million in 2004, representing 6.6% of our total operating revenue or 7.0% of our operating revenue excluding amortisation of upfront connection fees. This growth was primarily attributable to an increase in interconnection volume as a result of the expansion in the domestic telecommunications services subscriber base.

Other Businesses

Revenue from our other businesses increased by 6.8%, from RMB9,737 million in 2003 to RMB10,400 million in 2004, representing 6.5% of our total operating revenue or 6.8% of our operating revenue excluding amortisation of upfront connection fees. This growth was primarily due to the increase in revenue from value-added services, including caller display service and telephone message service.

Upfront Connection Fees

Upfront connection fees represent the amortised amount of the upfront fees received for the initial activation of wireline services, amortised over the expected customer relationship period of 10 years. Effective as of 1 July 2001, we ceased charging new subscribers upfront connection fees. Consequently, the amortised amount decreased by 13.4%, from RMB9,771 million in 2003 to RMB8,458 million in 2004.

China Telecom Corporation Limited Annual Report 2004	23

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The table below sets forth the amortisation of our upfront connection fees for each year from 2005 to 2011 based on a 10-year estimated amortisation period (with 2011 as the end of the amortisation period):

	For the Year Ending 31 December
	2005	2006	2007	2008	2009	2010	2011
	(RMB in millions)
Amortisation of upfront connection fees	6,782	4,965	3,295	2,022	1,151	497	98

Operating Expenses

In 2004, our operating expenses were RMB121,382 million, representing an increase of 2.3% from 2003. The ratio of our operating expenses to total operating revenue decreased from 78.3% in 2003 to 75.3%, or decreased from 83.7% in 2003 to 79.5% of our operating revenue excluding amortisation of upfront connection fees. Our network operations and support expenses decreased and our depreciation and amortisation expenses increased slightly in 2004. Our selling, general and administrative expenses, personnel expenses, interconnection and other operating expenses also increased.

The following table sets forth a breakdown of our operating expenses for 2003 and 2004, together with their respective rates of change:

	For the Year Ended 31 December
	2003	2004	Rate of Change
	(RMB in millions, except percentage data)
Depreciation and amortisation	46,597	47,170	1.2%
Network operations and support	31,338	27,611	(11.9%)
Selling, general and administrative	16,778	19,229	14.6%
Personnel	20,812	23,233	11.6%
Interconnection and other operating expenses	3,176	4,139	30.3%

Total operating expenses	118,701	121,382	2.3%

24	China Telecom Corporation Limited Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

•	Depreciation and Amortisation. Our depreciation and amortisation expenses were RMB47,170 million in 2004, an increase of 1.2% from 2003, representing 29.3% of our total operating revenue. The depreciation and amortisation expenses as a percentage of our operating revenue excluding amortisation of upfront connection fees decreased from 32.9% in 2003 to 30.9% in 2004.

•	Network Operations and Support. Our network operations and support expenses (excluding related personnel expenses) decreased by 11.9%, from RMB31,338 million in 2003 to RMB27,611 million in 2004, primarily due to a decrease in repair and maintenance expenses as a result of our centralised management of network maintenance and resources allocation. Our repair and maintenance expenses decreased by 9.4% from 2003 to RMB12,217 million in 2004.

•	Selling, General and Administrative Expenses. Our selling, general and administrative expenses (excluding related personnel expenses) increased by 14.6%, from RMB16,778 million in 2003 to RMB19,229 million in 2004. Our selling expenses in 2004 increased by 42.5% from 2003, due to the reinforcement of our marketing strength to cope with increasingly intensified market competition. However, with our proper control, the growth rate of such expenses in the whole year was remarkably lower than that of the first half of 2004. At the same time, we continued to achieve savings in administrative expenses.

•	Personnel Expenses. Our personnel expenses increased by 11.6%, from RMB20,812 million in 2003 to RMB23,233 million in 2004. The Company established a performance-linked remuneration scheme, which played an important role in attracting and retaining talented employees and incentivising employees.

•	Interconnection and Other Operating Expenses. Our interconnection and other operating expenses in 2004 increased by RMB963 million, or 30.3%, from RMB3,176 million in 2003 to RMB4,139 million in 2004. The significant increase in internetwork traffic led to the corresponding increase in interconnection expenses. The net interconnection revenue (interconnection revenue minus interconnection expenses) in 2004 was RMB6,624 million, representing an increase of 25.9% from 2003.

Net Finance Costs

Our net finance costs increased by 48.1%, from RMB3,606 million in 2003 to RMB5,340 million in 2004. The Company acquired the telecommunications businesses in the six regions as of 31 December 2003 and the ten regions as of 30 June 2004 respectively, and the purchase considerations included deferred payments totalling RMB50,150 million. The interest expense incurred therefrom was the main reason for the increase in our finance costs.

China Telecom Corporation Limited Annual Report 2004	25

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Deficit on Revaluation of Property, Plant and Equipment

According to our accounting policy, revaluation of property, plant and equipment should be carried out at least once every three years. In 2004, we carried out a revaluation on our property, plant and equipment and a revaluation deficit of RMB1,262 million was recorded.

Income Tax

Our statutory tax rate is 33%. In 2004, our income tax expense was RMB5,187 million, representing an effective tax rate of 15.6%. The difference between the statutory tax rate and our effective tax rate was primarily due to the exclusion of the upfront connection fees from taxable revenue and the preferential income tax rate of 15% applied to some of our subsidiaries located in special economic zones and the western part of China. Another reason for our effective tax rate being lower than the statutory tax rate was that some of our operating subsidiaries received tax credits of RMB1,210 million in 2004 on the purchases of domestic equipment. As the tax credits on purchases of domestic equipment are subject to various restrictions, we cannot reasonably foresee their impacts on effective tax rates in future years.

Net Profit

In 2004, our operating effectiveness and profit level continued to grow and our net profit reached RMB28,023 million. Excluding amortisation of upfront connection fees, our net profit in 2004 was RMB19,565 million. Our net profit for 2003 was RMB13,882 million and our net profit excluding amortisation of upfront connection fees was RMB4,111 million. During the reorganisation of telecommunications businesses in the ten regions in 2003, we carried out a revaluation of the relevant property, plant and equipment in accordance with the relevant regulations and a revaluation deficit of RMB14,832 million resulted. This was one of the reasons for the substantial increase in our net profit in 2004 from that of 2003.

Capital Expenditure

In 2004, we continued to implement our prudent policy on capital expenditure. Our capital expenditure decreased by 8.6%, from RMB61,587 million in 2003 to RMB56,307 million in 2004. Seizing the opportunity brought along by urbanisation, we maintained our leading position in access network. We also made efforts to transform existing networks into intelligent, broadband and IP based networks, and at the same time made preparations for the construction of the next generation network.

Our planned capital expenditure for 2005 is RMB55,800 million. We expect to fund our capital expenditure needs through a combination of cash flows generated from our operating activities, short-term and long-term bank loans and other debt and equity financing. We believe we will have sufficient resources to meet our capital expenditure requirements for the foreseeable future.

26	China Telecom Corporation Limited Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Cash Flows and Capital Resources

Cash Flows

Our net cash inflow was RMB744 million in 2004, as compared with a net cash outflow of RMB10,022 million in 2003. The main reason for the increase in our net cash flow was the substantial growth in cash flow generated from our operating activities and our successful issue of additional H shares.

The following table presents our cash flows for 2003 and 2004:

	For the Year Ended 31 December
	2003	2004
	(RMB in millions)
Net cash flows from operating activities	58,392	66,078
Net cash used in investing activities	(57,094)	(56,353)
Net cash used in financing activities	(11,320)	(8,981)

Net (decrease)/increase in cash and cash equivalents	(10,022)	744

Our net cash flows from operating activities were RMB66,078 million in 2004, an increase of RMB7,686 million from RMB58,392 million in 2003. This increase reflected the steady development of the Group’s business and improvement in operational efficiency.

We achieved saving in capital expenditure for 2004. Net cash used in investing activities was RMB56,353 million, decreased by RMB741 million from that of 2003.

Our net cash used in financing activities was RMB8,981 million in 2004, as compared with a net cash outflow of RMB11,320 million in 2003. In May 2004, the Company raised net proceeds of RMB12,702 million from the global offering of its H shares, which were used to settle part of the purchase consideration on the acquisition of the Acquired Companies. On the other hand, we continued to repay certain amounts of our loans in 2004. Our net cash outflow used for the repayment of loans (the difference between the proceeds from loans and the cash repayment for such loans) increased from RMB2,675 million in 2003 to RMB3,950 million in 2004. In addition, the amount of dividends paid by the Company in 2004 increased by RMB4,551 million.

Working Capital

Our working capital (total current assets minus total current liabilities) deficit was RMB118,412 million as of 31 December 2004, representing an increase of RMB2,370 million, compared with the deficit of RMB116,042 million in 2003. The increase in our working capital deficit was primarily due to the fact that in accordance with its credit level and in order to control risk, the Company had increased its short-term loans with lower interest rates.

As of the end of 2004, our cash and cash equivalents reached RMB13,465 million, of which 99.2% was denominated in RMB.

China Telecom Corporation Limited Annual Report 2004	27

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Indebtedness

Our indebtedness as of the end of 2003 and 2004 was as follows:

	As of 31 December
	2003	2004
	(RMB in millions)
Short-term debt	56,243	65,976
Long-term debt maturing within a year	13,957	11,842
Long-term debt (excluding current portion)	68,632	72,366

Total debt	138,832	150,184

Our total debt was RMB150,184 million as of the end of 2004, increased by RMB11,352 million from that of 2003, primarily due to the deferred consideration of RMB15,150 million for our acquisition of the Acquired Companies from China Telecommunications Corporation in 2004. The debt-to-asset ratio (total debt divided by total assets) was therefore increased to 36.4% as of the end of 2004 from 34.4% as of the end of 2003. Excluding the deferred considerations of RMB50,150 million payable to China Telecommunications Corporation for the two acquisitions, our loans would be decreased from RMB103,832 million as of 31 December 2003 to RMB100,034 million as of 31 December 2004. We believe we maintained a solid capital structure.

Substantial business revenue and expenses of the Company were denominated in Renminbi, where Renminbi cannot be completely exchanged into foreign currencies freely. Of our total debt as of 31 December 2004, 95.2%, 2.1%, 1.9% and 0.8% were denominated in Renminbi, Japanese yen, U.S. dollars and Euros, respectively. 59.8% of the Group’s total debt was with fixed interest rate terms.

Contractual Obligations

The following table sets forth our contractual obligations as of 31 December 2004:

	Payable in
	Total	2005	2006	2007	2008	After 2008
	(RMB million)
Short-term debt	65,976	65,976	—	—	—	—
Long-term debt	84,208	11,842	10,022	8,343	552	53,449
Operating lease commitments	1,285	369	187	137	124	468
Capital commitments	4,865	4,865	—	—	—	—

Total contractual obligations	156,334	83,052	10,209	8,480	676	53,917

28	China Telecom Corporation Limited Annual Report 2004

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Mr. Wang Xiaochu, age 47, is Chairman of the Board of Directors and Chief Executive Officer of our Company. Mr. Wang has held positions such as director and deputy director of the Hangzhou Telecommunications Bureau in Zhejiang province, director general of the Tianjin Posts and Telecommunications Administration, chairman and chief executive officer of China Mobile (Hong Kong) Limited, and vice president of China Mobile Communications Corporation. Mr. Wang is also President of China Telecommunications Corporation. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Class Three National Science and Technology Advancement Award and the former Ministry of Posts and Telecommunications’s Class One Science and Technology Advancement Award. Mr. Wang graduated from Beijing Institute of Posts and Telecommunications in 1980 and has over 24 years of management experience in the telecommunications industry.

Mr. Leng Rongquan, age 56, is Executive Director, President and Chief Operating Office of our company. Mr. Leng is a director level senior engineer. He graduated from the Beijing Institute of Posts and Telecommunications with a Master of Science in engineering. Mr. Leng has held positions such as chief engineer of the Beijing Long Distance Telephone Bureau, deputy chief engineer of the Telecommunications Bureau of the Ministry of Posts and Telecommunications, deputy director general of the Telecommunications Bureau of the Ministry of Posts and Telecommunications of the PRC, deputy general manager of China Telecommunications Corporation, deputy general manager of China Network Communications Group Corporation and vice chairman of China Netcom Group Corporation (Hong Kong) Limited. Mr. Leng is also Vice President of China Telecommunications Corporation. Mr. Leng has had 29 years of operational management experience in the telecommunications industry in the PRC.

29	China Telecom Corporation Limited Annual Report 2004

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Ms. Wu Andi, age 50, is Executive Director, Executive Vice President and the Chief Financial Officer in charge of financial management of our company. Ms. Wu is a Senior Accountant. She graduated in 1983 from the Beijing Institute of Economics with a B.A. degree in finance and trading. From 1996 to 1998, Ms. Wu studied in a postgraduate program in business economics management at the Chinese Institute of Social Sciences. Prior to joining China Telecommunications Corporation in May 2000, Ms. Wu served as Director General of the Department of Economic Adjustment and Communication Settlement of the MII, and Director General, deputy Director General and director of the Department of Finance of the MPT. Ms. Wu is also Vice President of China Telecommunications Corporation. Ms. Wu has 23 years of financial experience in the telecommunications industry in China.

Mr. Zhang Jiping, age 49, is Executive Director and Executive Vice President of our company. Mr. Zhang is a professor level Senior Engineer. He graduated in 1982 from the Beijing Institute of Posts and Telecommunications with a B.Sc. degree in radio telecommunications engineering. From 1986 to 1988, Mr. Zhang studied in a postgraduate program in applied computer engineering at Northeastern Industrial University. Prior to joining China Telecommunications Corporation in May 2000, Mr. Zhang was a Deputy Director General of the DGT of the MPT, and a Deputy Director General of Liaoning PTA and Director of the Network Management Center of the Liaoning PTA. Mr. Zhang is also Vice President of China Telecommunications Corporation. Mr. Zhang has 23 years of operational and managerial experience in the telecommunications industry in China.

China Telecom Corporation Limited Annual Report 2004	30

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Ms. Huang Wenlin, age 51, is Executive Director and Executive Vice President of our company. Ms. Huang is a Senior Economist. She graduated in 1984 from the Beijing Institute of Posts and Telecommunications with a concentration in engineering management. Prior to joining China Telecommunications Corporation in May 2000, Ms. Huang served as Director of the Domestic Communications Division and Director of the Communications Organization Division of the DGT of the MPT. Ms. Huang is also Vice President of China Telecommunications Corporation. Ms. Huang has 30 years of operational and managerial experience in the telecommunications industry in China.

Mr. Li Ping, age 51, is Executive Director, Executive Vice President and Joint Company Secretary of our company. Mr. Li is a Senior Engineer. He graduated in 1976 from the Beijing Institute of Posts and Telecommunications with a major in radio telecommunications and received an MBA degree from the State University of New York at Buffalo in 1989. Prior to joining China Telecommunications Corporation in August 2000, Mr. Li served as Chairman and the President of China Telecom (Hong Kong) International Limited, Vice Chairman and Executive Vice President of China Mobile (Hong Kong) Limited and Deputy Director General of the DGT and the MPT. Mr. Li is also Vice President of China Telecommunications Corporation. Mr. Li has extensive experience in managing public companies and 29 years of operational and managerial experience in the telecommunications industry in China.

31	China Telecom Corporation Limited Annual Report 2004

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Mr. Wei Leping, age 59, is Executive Director and Executive Vice President of our company. Mr. Wei is a professor level Senior Engineer. He graduated in 1970 from Tsinghua University with a major in radio engineering and received an M.S. degree in communication and information systems from the Research Institute of Post and Telecommunications. Prior to joining China Telecommunications Corporation in April 2001, Mr. Wei served as Deputy Director of the Telecommunications Research Institute of the Ministry of Information Industry, Deputy Director of the Telecommunications Science Planning and Research Institute of the MPT and Deputy Director and Chief Engineer of the Telecommunications Transmissions Research Center of the MPT. Mr. Wei is also Chief Engineer of China Telecommunications Corporation. Mr. Wei has 27 years of experience in research and development for network technologies in the telecommunications industry in China.

Mr. Yang Jie, age 43, is Executive Director and Executive Vice President of our company. Mr. Yang is a senior engineer at professor level. In 1984, Mr. Yang graduated from Beijing University of Posts and Telecommunications with a bachelor’s degree in wireless electronic engineering. He then obtained a master degree of telecommunications and information management at the Norwegian School of Management. Mr. Yang previously served as Deputy Director General of Shanxi Administration Bureau of Posts and Telecommunications, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of the Northern Telecom Department of China Telecommunications Corporation. He is also Vice President of China Telecommunications Corporation. Mr. Yang has 21 years of experience in handling issues relating to the operation and management of the telecommunications industry in China.

China Telecom Corporation Limited Annual Report 2004	32

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Mr. Sun Kangmin, age 48, is Executive Director and Executive Vice President of our company. Mr. Yang is a senior engineer. Mr. Sun previously served as Department Head of the Information Industry Department of Sichuan Province, Director General of Communications Bureau of Sichuan Province as well as Chairman and General Manager of Sichuan Telecom Company Limited. Mr. Sun has 21 years of experience in handling issues relating to the operation and management of the telecommunications industry in China.

Mr. Cheng Xiyuan, age 61, is Executive Director of our company and Chairman of the Board of Directors of Shanghai Telecom Company Limited. Mr. Cheng is a Professor level Senior Engineer. He graduated from Chongqing Institute of Military Telecommunications and Engineering in 1968 with a major in telecommunications. Prior to joining China Telecom Group, Mr. Cheng served as Director General of Shanghai Long Distance Telephone Bureau, a Deputy Director General, Director General and Chief Engineer of Shanghai PTA and General Manager of China Telecom Group Shanghai Corporation and has 36 years of operational and managerial experience in the telecommunications industry in China.

Mr. Feng Xiong, age 59, is Executive Director of our company, Chairman of the Board of Directors and General Manger of Guangdong Telecom Company Limited. Mr. Feng is a professor level Senior Engineer. He graduated from Tsinghua University in 1970 with a major in electronic engineering. He received a master’s degree from Nanjing Institute of Posts and Telecommunications in 1982 with a major in communications and systems. Prior to joining China Telecom Group, Mr. Feng served as Deputy Chief Engineer and Chief Engineer of the Nanjing Municipal Telecommunications Bureau of Jiangsu PTA, and Deputy Chief Engineer, Chief Engineer and a Deputy Director General of Jiangsu PTA. Mr. Feng currently serves as General Manager of China Telecom Group Guangdong Corporation and has 23 years of operational and managerial experience in the telecommunications industry in China.

33	China Telecom Corporation Limited Annual Report 2004

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Mr. Li Jinming, age 53, is non-executive director of our company. Mr. Li is Chairman of Guangdong Rising Assets Management Co., Ltd., one of the domestic Shareholders of the Company, and director of Shenzhen Zhongjin Lingnan Nonfemet Company Limited. Mr. Li graduated from Guangdong Provincial Broadcast and Television University, and studied in the postgraduate class in the faculty of international economics of Lingnan College, Zhongshan University, majoring in international industry and commerce management. He is currently studying in the EMBA class at Lingnan College, Zhongshan University. Mr. Li has held positions such as section chief and deputy director general of the Guangdong Provincial Discipline Inspection Commission, and director and deputy general manager of Guangdong Rising Assets Management Co., Ltd. Mr. Li has extensive experience in enterprise management.

Mr. Zhang Youcai, age 64, is independent non-executive Director of our company. Mr. Zhang graduated from Nanjing Industrial Chemistry College in 1965 with a major in inorganic chemistry. He was a former Vice Minister of the Ministry of Finance of China and was responsible for the formulation and implementation of government finance policies. Mr. Zhang has contributed to the improvement and reform of the finance system of China over more than a decade. Prior to serving at the Ministry of Finance, Mr. Zhang served as a Deputy Director of the Planning Commission of Nantong City in Jiangsu Province and a Deputy Mayor and Mayor of Nantong. Mr. Zhang has more than 40 years of experience in the regulation of Chinese state-owned enterprises and finance administration.

China Telecom Corporation Limited Annual Report 2004	34

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Mr. Shi Wanpeng, age 68, is independent non-executive Director of our company. He graduated in 1960 from Northern Jiaotong University with a major in Railway Transportation Management. Mr. Shi is a Professor level Senior Engineer and served as deputy director general and director general of Department of Transportation and Department of Economy & Technology Cooperation of State Economy & Trade Commission, and director general of Department of Production Planning of State Development Planning Commission. He had more than 40 years of operational and managerial experience in state-owned enterprise and industry development of PRC.

Mr. Vincent Hong Sui Lo, aged 57, is Independent Non-executive Director of our company. Mr. Lo founded the Shui On Group in 1971 and is the Group’s Chairman and Chief Executive. He is also Chairman and Chief Executive Officer of Shui On Land Limited. The Group is engaged in property development, construction, construction materials, and hotel businesses. To further consolidate its prime developments in the Chinese Mainland, the Group established its property flagship — Shui On Land Limited in 2004.

Mr. Lo is a Member of The Tenth National Committee of Chinese People’s Political Consultative Conference, Honorary Life President of Business and Professionals Federation of Hong Kong, President of Shanghai-Hong Kong Council for the Promotion and Development of Yangtze, Vice Chairman of All-China Federation of Industry & Commerce, Economic Adviser to the Chongqing Municipal Government, Vice Chairman of Chamber of International Commerce Shanghai, Member of Greater Pearl River Delta Business Council, Director of Great Eagle Holdings Ltd, Non-Executive Director of Hang Seng Bank Ltd, Court Member of The Hong Kong University of Science and Technology, Adviser to HK-Thailand Business Council, Director of The Real Estate Developers Association of Hong Kong, Adviser to Chinese Society of Macroeconomics and Peking University China Center for Economic Research, and Council Member of China Overseas Friendship Association.

35	China Telecom Corporation Limited Annual Report 2004

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

He was awarded the Gold Bauhinia Star (GBS) in 1998 and appointed Justice of the Peace in 1999 by the Government of the Hong Kong Special Administrative Region (HKSAR). He was made an Honorary Citizen of Shanghai in 1999. He was named Businessman of the Year by the Hong Kong Business Awards in 2001, and won the Director of the Year Award in the category of Listed Company Executive Directors from The Hong Kong Institute of Directors in 2002.

Mr. Wang Qi, age 50, is the controller of our Company. Mr. Wang is a senior accountant. He studied at Beijing Institute of Posts and Telecommunications and the Australian National University. Mr. Wang has a B.A. degree in international economics and a Masters degree in international management. Prior to joining the Company, Mr. Wang served as a Deputy Director General of Anhui PTA. Mr. Wang also served as a Deputy general Manager of China Telecom Group Anhui Corporation prior to his relocation to the headquarters of China Telecom Group in 2000. Mr. Wang is also Managing Director of the Finance Department of China Telecommunications Corporation. Mr. Wang has 30 years of managerial and accounting experience in the telecommunications industry in China.

Mr. Yung Shun Loy, Jacky, age 42, is the assistant Chief Financial Officer, qualified accountant and Joint Company Secretary of our Company. Mr. Yung is a fellow member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants of United Kingdom. Mr. Yung is also a Certified Practising Accountant of Australia. Mr. Yung has nearly 20 years of experience in auditing, company secretary and senior financial management of listed companies.

Ms. Zhang Xiuqin, age 58, is the Chairperson of our Supervisory Committee. Ms. Zhang is a Senior Accountant. Prior to joining China Telecom Group, Ms. Zhang served as a Director of the Systems Division of the Financial Department of the MPT, Director of the Department of Economic Adjustment and Communication Settlement of the MII, Director of the Communication Settlement Centre of the MII and General Manager of the Huaxin Posts and Telecommunication Economic Development Center. Since July 2000, Ms. Zhang has served as Director of the Audit Department of China Telecommunications Corporation. Ms. Zhang has 36 years of operational and managerial experience in the telecommunications industry in China.

China Telecom Corporation Limited Annual Report 2004	36

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Mr. Wang Huanhui, age 60, has been the Supervisor representing employees from 1 April this year. Mr. Wang is a senior economist, and graduated from Beijing Institute of Posts and Telecommunications in 1969. In August 2000, Mr. Wang was assigned as Director of Supervisors Board of China Telecommunications Corporations. Mr Wang has more than 30 years of operational and management experience in the telecommunications industry in China.

Ms. Zhu Lihao, age 64, is an independent Supervisor on our Supervisory Committee. Ms. Zhu is a Senior Auditor and is a board member of the Auditors’ Association. She graduated from Beijing Mining College in 1963 with a major in engineering economics. Ms. Zhu served as a Deputy Director General and Director General of the Department of Industry and Communications of the National Audit Office of China, and the Director General of the Department of Foreign Affairs Auditing of the Audit Bureau. Ms. Zhu has 42 years of experience in management and auditing.

Mr. Xie Songguang, age 56, is a Supervisor on our Supervisory Committee. Mr. Xie is a Senior Engineer. He graduated from Nanjing Institute of Posts and Telecommunications in 1985 with a major in communications. Mr. Xie completed an advanced business program in Hangzhou University in 1998. Prior to joining China Telecom Group, Mr. Xie served as a Deputy Director of the Telecommunications Division, and Director of the Operation and Maintenance Division of Zhejiang PTA. Mr. Xie currently serves as a Deputy General Manager of China Telecom Group Zhejiang Corporation and has 30 years of operational and managerial experience in the telecommunications industry in China.

Mr. Li Jing, age 39, is a Supervisor on our Supervisory Committee. Mr. Li is an economist. He graduated from the Central Party School in 1995 with a major in economics and management. Prior to joining China Telecom Group, Mr. Li worked at the Audit Division of the Jiangsu PTA, and the audit department and financial department of Suzhou Municipal Posts and Telecommunications Bureau. Mr. Li currently serves as a Deputy Director of the Audit Department of China Telecom Group Jiangsu Corporation and has 20 years of financial and auditing experience in the telecommunications industry in China.

37	China Telecom Corporation Limited Annual Report 2004

REPORT OF THE DIRECTORS

The Board of Directors (the “Directors”) of China Telecom Corporation Limited (the “Company”) are pleased to present their report together with the audited financial statements of the Company and its subsidiaries (the “Group”) prepared in accordance with International Financial Reporting Standards for the year ended 31 December 2004.

PRINCIPAL BUSINESSES

The principal businesses of the Group are: provision of comprehensive wireline telecommunications and other relevant services, including local telephone, domestic long distance telephone, international long distance telephone, Internet and managed data, leased line and other related services to its subscribers within the service area of the Group. The principal business of the Company is investment holding.

RESULTS

Results of the Group for the year ended 31 December 2004 and the financial position of the Company and the Group as at that date are set out in the audited financial statements on pages 71 to 127 in this annual report.

DIVIDEND

The Directors propose to declare a final dividend in the amount equivalent to HK$0.065 per share, totalling approximately RMB5,576 million for the year ended 31 December 2004. The dividend proposal will be submitted for consideration at the Annual General Meeting to be held on 25 May 2005. Dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi and dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the mean of the average rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends by the Annual General Meeting. The final dividends are expected to be paid around 23 June 2005 after its approval by the Annual General Meeting.

NEW H SHARES ISSUING AND ACQUISITION BY THE COMPANY

In May 2004, the Company issued 5,318,181,818 new H shares of RMB1.00 each, including 4,466,693,018 H shares and 8,514,888 ADSs (one ADS represents 100 H shares). Such new H shares and ADSs, at an offer price of HK$2.30 each and US$29.49 each respectively, were offered to Hong Kong and overseas investors under global offering. In addition, as part of the global offering, China Telecommunications Corporation and other holders of domestic shares converted 531,818,182 domestic shares of RMB1.00 each held by them into H shares for the subscription by Hong Kong and overseas investors. Net proceeds of RMB12,702 million were raised from the issue of new H shares, all of which were used to settle part of the consideration for the acquisition of telecommunications businesses in the ten provinces.

On 30 June 2004, the Company completed its acquisition from China Telecommunications Corporation of the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan

China Telecom Corporation Limited Annual Report 2004	38

REPORT OF THE DIRECTORS

Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (the “Acquired Companies”), for a consideration of RMB27,800 million. The Acquired Companies are the leading providers of wireline telecommunications services including wireline telephone, data, Internet and leased line services in their service areas.

DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY

The following table sets forth certain information concerning the Directors and senior management of the Company as at 31 December 2004.

Name	Age	Position in the Company	Date of Appointment
Wang Xiaochu	47	Chairman of the Board of Directors and Chief Executive Officer	20 December 2004

Leng Rongquan	56	Executive Director, President and Chief Operational Officer	20 December 2004

Wu Andi	50	Executive Director, Executive Vice President and Chief Financial Officer	10 September 2002

Zhang Jiping	49	Executive Director and Executive Vice President	10 September 2002

Huang Wenlin	51	Executive Director and Executive Vice President	10 September 2002

Li Ping	51	Executive Director, Executive Vice President and Joint Company Secretary	10 September 2002

Wei Leping	59	Executive Director and Executive Vice President	10 September 2002

Yang Jie	43	Executive Director and Executive Vice President	20 October 2004

Sun Kangmin	48	Executive Director and Executive Vice President	20 October 2004

Cheng Xiyuan	61	Executive Director	10 September 2002

Feng Xiong	59	Executive Director	10 September 2002

Li Jinming	53	Non-executive Director	20 December 2004

Zhang Youcai	64	Independent Non-executive Director	10 September 2002

Shi Wanpeng	68	Independent Non-executive Director	20 June 2003

Vincent Lo Hong Sui	57	Independent Non-executive Director	10 September 2002

Wang Qi	50	Controller	10 September 2002

39	China Telecom Corporation Limited Annual Report 2004

REPORT OF THE DIRECTORS

On 1 February 2005, Mr. Yung Shun Loy, Jacky was appointed by the Company as the assistant chief financial officer, qualified accountant and joint company secretary of the Company.

On 2 November 2004, Mr. Chang Xiaobin resigned from his position as president and chief operating officer of the Company.

On 20 December 2004, Mr. Zhou Deqiang retired from his position as executive director, chairman and chief executive officer of the Company. Mr. Chang Xiaobin resigned from his position as executive director on the same date.

The following table sets forth certain information concerning the senior management of the Company’s subsidiaries at the provincial level as at 31 December 2004:

Name	Age	Position in the Company’s Subsidiaries at the Provincial Level	Date of Appointment
Cheng Xiyuan	61	Chairman of Shanghai Telecom Company Limited	28 September 2002

Wang Wei	40	General Manager of Shanghai Telecom Company Limited	20 October 2004

Feng Xiong	59	Chairman and General Manager of Guangdong Telecom Company Limited	28 September 2002

Sun Jiuming	58	Chairman and General Manager of Jiangsu Telecom Company Limited	19 October 2002

Wang Jirong	51	Chairman and General Manager of Zhejiang Telecom Company Limited	10 October 2002

Zhang Jun’ an	48	Chairman and General Manager of Anhui Telecom Company Limited	19 August 2003

Liu Yaoming	53	Chairman and General Manager of Fujian Telecom Company Limited	19 August 2003

Ke Ruiwen	41	Chairman and General Manager of Jiangxi Telecom Company Limited	12 September 2003

Sun Junyan	43	Chairman and General Manager of Guangxi Telecom Company Limited	19 August 2003

Zou Bingxuan	55	Chairman and General Manager of Chongqing Telecom Company Limited	19 August 2003

Liu Hongjian	44	Chairman and General Manager of Sichuan Telecom Company Limited	4 June 2004

Liao Renbin	45	Chairman and General Manager of Hubei Telecom Company Limited	5 March 2004

Wen Huiguo	51	Chairman and General Manager of Hunan Telecom Company Limited	5 March 2004

China Telecom Corporation Limited Annual Report 2004	40

REPORT OF THE DIRECTORS

Name	Age	Position in the Company’s Subsidiaries at the Provincial Level	Date of Appointment
Wang Dan	54	Chairman and General Manager of Hainan Telecom Company Limited	5 March 2004

Liao Kang	42	Chairman and General Manager of Guizhou Telecom Company Limited	5 March 2004

Wu Yongquan	59	Chairman and General Manager of Yunnan Telecom Company Limited	5 March 2004

Zhou Shifu	59	Chairman and General Manager of Shaanxi Telecom Company Limited	5 March 2004

En Guangli	57	Chairman and General Manager of Gansu Telecom Company Limited	5 March 2004

Yang Jianqing	44	Chairman and General Manager of Qinghai Telecom Company Limited	5 March 2004

Ma Linfeng	49	Chairman and General Manager of Ningxia Telecom Company Limited	5 March 2004

Gao Tongqing	41	Chairman and General Manager of Xingjiang Telecom Company Limited	5 March 2004

In March 2005, Zhang Xinjian was appointed as Chairman and General Manager of Zhejiang Telecom Company Limited, while Wang Jirong resigned from the position of Chairman and General Manager.

In March 2005, Yin Yiping was appointed as Vice Chairman and General Manager of Shaanxi Telecom Company Limited, while Zhou Shifu resigned from the position of General Manager.

In March 2005, Li Hua was appointed as Vice Chairman and General Manager of Yunnan Telecom Company Limited, while Wu Yongquan resigned from the position of General Manager.

SUPERVISORS OF THE COMPANY

The following table sets forth certain information concerning the Supervisors of the Company as at 31 December 2004:

Name	Age	Position in the Company	Date of Appointment

Zhang Xiuqin	58	Chairperson of Supervisory Committee	10 September 2002

Wang Huanhui	60	Employee Representative Supervisor	1 April 2003

Zhu Lihao	64	Independent Supervisor	10 September 2002

Xie Songguang	56	Supervisor	10 September 2002

Li Jing	39	Supervisor	10 September 2002

41	China Telecom Corporation Limited Annual Report 2004

REPORT OF THE DIRECTORS

SHARE CAPITAL

The share capital of the Company as at 31 December 2004 was RMB80,932,368,321, divided into 80,932,368,321 shares with a par value of RMB1.00 each. As at 31 December 2004, the share capital of the Company comprised:

Shares	Number of shares as at 31 December 2004	Percentage of the total number of shares in issue as at 31 December 2004 (%)
Domestic shares (total):	67,054,958,321	82.85

Domestic shares held by:
China Telecommunications Corporation	58,346,370,499	72.09
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	6.94
Jiangsu Guoxin Investment Group Co., Ltd.	957,031,543	1.18
Zhejiang Financial Development Company	2,137,473,626	2.64

Total of H shares (including ADS):	13,877,410,000	17.15

Total	80,932,368,321	100.00

Note:	As at 31 December 2004, China Telecommunications Corporation held short positions in 969,317,182 domestic shares which amounted to 1.45% of the total issued domestic shares. This short position was created as part of a reform plan approved by the State Council on the administration of rural telecommunications services. According to this arrangement, China Telecommunications Corporation has agreed to transfer 969,317,182 shares of the Company to Fujian Electronic Information (Group) Co., Ltd., subject to the satisfaction of certain conditions precedent. The transfer will not be carried out before 10 September 2005. Moreover, such short position of domestic shares has been reduced when the Company conducted its global offering of H shares in May 2004, in accordance with the provisions on reduction of domestic shareholding set out in Provisional Measures on the Administration of the Reduction of the State-owned Shares for Raising Social Security Funds and consent letter issued by Fujian Electronic Information (Group) Co., Ltd. in March 2004.

China Telecom Corporation Limited Annual Report 2004	42

REPORT OF THE DIRECTORS

MATERIAL INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 31 December 2004, the interests or short positions of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance (Hong Kong Law Cap. 571) (the “SFO”) are as follows:

Name of Shareholder	Number of H shares held	% of total H shares	Capacity
J.P. Morgan Chase & Co.	1,563,173,027	11.26%	Beneficial owner; investment manager; custodian

Save as stated above, as at 31 December 2004, in the register required to be kept under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 December 2004, none of the Directors and Supervisors of the Company had any interests or short positions in the shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

As at 31 December 2004, the Company had not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for shares or debentures.

DIRECTORS’ AND SUPERVISORS’ INTERESTS IN CONTRACTS

For the year ended 31 December 2004, no Director or Supervisor of the Company had any material interest, whether directly or indirectly, in any contract of significance entered into by the Company, any of its holding companies or subsidiaries or subsidiaries of the Company’s holding company, apart from service contracts.

EMOLUMENTS OF THE DIRECTORS AND SUPERVISORS

Please refer to note 25 of the audited financial statements for details of the emoluments of the Directors and Supervisors of the Company.

43	China Telecom Corporation Limited Annual Report 2004

REPORT OF THE DIRECTORS

PURCHASE, SALE AND REDEMPTION OF SHARES

Neither the Company or any of its subsidiaries has purchased, sold or redeemed any securities of the Company during the reporting period.

SUMMARY OF FINANCIAL INFORMATION

Please refer to pages 135 to 136 of this annual report for a summary of the operating results, assets and liabilities of the Group for each of the years in the five-year period ended 31 December 2004.

BANK LOANS AND OTHER BORROWINGS

Please refer to note 13 of the audited financial statements for details of bank loans and other borrowings of the Group.

CAPITALISED INTEREST

Please refer to note 23 of the audited financial statements for details of the Group’s capitalised interest for the year ended 31 December 2004.

FIXED ASSETS

Please refer to note 3 of the audited financial statements for movements in the fixed assets of the Group for the year ended 31 December 2004.

TRUST DEPOSITS AND OVERDUE FIXED DEPOSITS

As at 31 December 2004, the Company did not have any trust deposits or any overdue fixed deposits with financial institutions or any other units.

RESERVES

Pursuant to Article 147 of the Company’s articles of association (the “Articles of Association”), where the financial statements prepared in accordance with PRC accounting standards and regulations materially differ from those prepared in accordance with either international accounting standards or those of the place outside the PRC where the Company’s shares are listed, the distributable profit for the relevant accounting period shall be deemed to be the lesser of the amounts shown in those respective financial statements. Distributable reserves of the Company as at 31 December 2004, calculated on the above basis and prior to the proposed final dividend for 2004, amounted to approximately RMB20,609 million.

In addition to the allocation to the statutory reserve funds, the Directors propose to make an allocation to a discretionary surplus reserve. The allocation proposal shall be submitted for consideration at the Annual General Meeting to be held on 25 May 2005.

Please also refer to note 19 of the audited financial statements for details of the movements in the reserves of the Company and the Group for the year ended 31 December 2004.

DONATIONS

For the year ended 31 December 2004, the Group made charitable and other donations totalling RMB17 million.

China Telecom Corporation Limited Annual Report 2004	44

REPORT OF THE DIRECTORS

SUBSIDIARIES AND ASSOCIATED COMPANIES

Please refer to notes 5 and 6 of the audited financial statements for details of the Company’s subsidiaries and the Group’s interests in associated companies as at 31 December 2004.

CHANGES IN SHAREHOLDERS’ EQUITY

Please refer to the consolidated statement of shareholders’ equity contained in the audited financial statements (page 76 of this annual report).

RETIREMENT BENEFITS

Please refer to note 33 of the audited financial statements for details of the retirement benefits of the Group.

SHARE APPRECIATION RIGHTS

Please refer to note 34 of the audited financial statements for details of the share appreciation rights offered by the Company.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights in the Articles of Association requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31 December 2004, sales to the five largest customers represented an amount not exceeding 30% of the operating revenue of the Group.

For the year ended 31 December 2004, purchases from the five largest equipment suppliers of the Group accounted for approximately 36.6% of the total annual purchases of the Group.

For the year ended 31 December 2004, purchases from the Group’s largest supplier accounted for approximately 12.9% of the total annual purchases of the Group. The amount of the Group’s annual purchase includes amount of equipment purchase, investments in infrastructure and pipeline, and amount payable for interconnection settlement.

So far as the Directors are aware, no director of the Company, their associates, or any person holding more than 5% of the share capital in the Company has any interests in such suppliers.

45	China Telecom Corporation Limited Annual Report 2004

REPORT OF THE DIRECTORS

CONTINUING CONNECTED TRANSACTIONS

The following table sets out the amounts of continuing connected transactions of the Group during the year ended 31 December 2004 (not including transactions between the Acquired Companies and the Company’s connected persons prior to 30 June 2004). Since the Company’s acquisition of the Acquired Companies was completed on 30 June 2004, prior to the completion of the acquisition, the relevant transactions entered into by the Acquired Companies or their subsidiaries with the Company’s connected persons did not constitute continuing connected transactions within the meaning of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (hereinafter referred to as the “Listing Rules”).

Transaction	Group	Annual Monetary Cap for continuing connected transactions
	(in RMB millions)	(in RMB millions)
Share of expenses for centralised services	153	1,200
Net payment for interconnection settlement	103	n/a1
Provision of comprehensive services by China Telecommunications Corporation and its subsidiaries (the “China Telecom Group”)	348	1,600
Provision of engineering services by China Telecom Group	5,631	8,327
Mutual leasing of properties	279	500
Provision of third party property sub-leasing by China Telecom Group	85	200
Provision of IT services by China Telecom Group	169	300
Provision of equipment procurement services by China Telecom Group	234	450
Provision of community services by China Telecom Group	2,182	3,410
Provision of ancillary telecommunications services by China Telecom Group	2,304	2,640

1.	According to a waiver letter issued by The Stock Exchange of Hong Kong Limited on 18 May 2004, the Company is not required to set an annual monetary cap for the total amount under interconnection agreements.

China Telecom Corporation Limited Annual Report 2004	46

REPORT OF THE DIRECTORS

On 13 April 2004, the Company and China Telecommunications Corporation, its substantial shareholder, entered into a supplemental agreement relating to centralised services agreement, interconnection agreement and a comprehensive services framework agreement.

Centralised Services Agreement

The Centralised Services Agreement was renewed on 30 December 2004 and may be renewed for further periods of one year upon expiration. The aggregate costs incurred by the Company and China Telecommunications Corporation for the provision of management services relating to the operation of the business support centre and the network management centre, the costs of headquarters and certain network support premises and related facilities (including labor costs, depreciation of equipment and premises, daily expenses, costs relating to maintenance and research) and certain large corporate customers of the headquarters of China Telecommunications Corporation, will be apportioned on a pro rata basis between the Company and China Telecommunications Corporation according to the revenues generated by each party. In relation to the use of the international telecommunications facilities, the Company and China Telecommunications Corporation have agreed to apportion the costs associated with operating such assets on a pro rata basis according to the aggregate volume of the inbound international calls terminated by, and outbound international calls originated from, the Company and China Telecom Group, respectively.

Interconnection Agreement

Pursuant to the Interconnection Agreement, the telephone operator terminating a telephone call made to its local access network shall be entitled to receive from the operator from which the telephone call originated a fee prescribed by the MII from time to time, which is currently RMB0.06 per minute.

Comprehensive Services Framework Agreement

The Comprehensive Services Framework Agreement was renewed on 30 December 2004, and can be renewed for further periods of one year upon expiration. This agreement governs the terms and conditions of transactions between them on two levels: (i) between the Group and certain associates held by China Telecommunications Corporation as long-term investments; and (ii) between the Group and certain subsidiaries of China Telecommunications Corporation operating in other provinces (the “Provincial Subsisting Companies”). Such transactions include procurement of telecommunications equipment such as optic fibre, network designs, software upgrade, system integration, manufacture of calling cards and so on. Prices under such agreement should be determined in accordance with the government-prescribed prices. In the absence of the government-prescribed prices, the government-guided prices (if any) shall apply. In the absence of both government-prescribed prices and government-guided prices, the market prices shall apply, i.e. the prices at which the same type of services are provided by

47	China Telecom Corporation Limited Annual Report 2004

REPORT OF THE DIRECTORS

independent third party in the ordinary course of business. If none of such prices is applicable, the prices shall be determined through agreements between the parties based on reasonable costs plus reasonable profits. For this purpose, “reasonable costs” shall mean the costs determined by the parties after negotiations.

As at 13 April 2004, the following agreements or supplemental agreements thereto were entered into by each of Shanghai Telecom Company Limited, Guangdong Telecom Company Limited, Jiangsu Telecom Company Limited, Zhejiang Telecom Company Limited, Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited, Sichuan Telecom Company Limited, Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited, Xinjiang Telecom Company Limited under the Company (the “Twenty Provincial Telecom Companies”) and the Provincial Subsisting Companies in their respective service area.

Engineering Framework Agreements

The Engineering Framework Agreements will expire on 31 December 2006, and may be renewed for further periods of three years upon expiration. These agreements set out provisions in respect of the supervision and management of services relating to construction, design, and equipment installation and tests provided to the Twenty Provincial Telecom Companies by the Provincial Subsisting Companies through bidding, and/or services as the general contractors for the construction and supervision of engineering projects of the Twenty Provincial Telecom Companies. The charges payable for such engineering services shall be determined by reference to market rates as reflected by prices obtained through tender process.

Property Leasing Framework Agreements

The Property Leasing Framework Agreements were renewed on 30 December 2004 and may be renewed for further periods of one year upon expiration. Pursuant to such agreements, the Twenty Provincial Telecom Companies under the Company lease properties from the Provincial Subsisting Companies for use as business premises, offices, equipment storage facilities and sites for network equipment. On the other hand, the Twenty Provincial Telecom Companies also lease certain properties to the Provincial Subsisting Companies. The rent shall be determined based on the market price with reference to the standard set forth by local pricing authorities.

Property Sub-Leasing Framework Agreements

The Property Sub-Leasing Framework Agreements were renewed on 30 December 2004 and may be renewed for further periods of one year upon expiration. Pursuant to such agreements, the Provincial Subsisting Companies sublease certain properties owned and leased by independent third parties to the Twenty

China Telecom Corporation Limited Annual Report 2004	48

REPORT OF THE DIRECTORS

Provincial Telecom Companies under the Group for use as offices, retail outlets, spare parts storage facilities and sites for network equipment. The rent for sub-leasing of third party property shall be determined based on the market price as agreed between the relevant Provincial Subsisting Company and relevant third party through arm’s length negotiation.

IT Services Framework Agreements

The IT Services Framework Agreements were renewed on 30 December 2004 and may be renewed for further periods of one year upon expiration. Pursuant to such agreements, the Provincial Subsisting Companies may participate in the bidding for the right to provide the Twenty Provincial Telecom Companies with certain information technology services, such as office automation and software upgrade. The charges payable for such IT services shall be determined by reference to market rates or as determined by prices obtained through the tender process.

Equipment Procurement Services Framework Agreements

The Equipment Procurement Services Framework Agreements were renewed on 30 December 2004 and may be renewed for further periods of one year upon expiration. Pursuant to such agreements, the Provincial Subsisting Companies have agreed to provide comprehensive procurement services, including management of tenders, verification of technical specifications and installation services. The maximum commission for such procurement services shall be calculated based on the following: (1) not more than 1% of the contract value for procurement of imported telecommunications equipment; or (2) not more than 3% of the contract value for the procurement of domestic telecommunications equipment and other domestic non-telecommunications materials.

Community Services Framework Agreements

The Community Services Framework Agreements will expire on 31 December 2006, and may be renewed for further periods of three years upon expiration. Pursuant to such agreements, the Provincial Subsisting Companies will provide the Twenty Provincial Telecom Companies with services relating to culture, education, property management, vehicle service, medical care, hotel and conference service, community and sanitary service. The pricing terms for such services are the same as those for comprehensive services.

Ancillary Telecommunications Services Framework Agreements

The Ancillary Telecommunications Services Framework Agreements will expire on 31 December 2006, and may be renewed for further periods of three years upon expiration. Pursuant to such agreements, the Provincial Subsisting Companies agree to provide the Twenty Provincial Telecom Companies with certain repair and maintenance services, including maintenance of telecommunications equipment, fire equipment and telephone booths, as well as other customer services. The pricing terms for such services are the same as those for comprehensive services.

49	China Telecom Corporation Limited Annual Report 2004

REPORT OF THE DIRECTORS

The independent non-executive directors have confirmed that all continuing connected transactions for the year ended 31 December 2004 to which the Group was a party:

1.	had been entered into, and the agreements governing those transactions were entered into, by the Group in the ordinary and usual course of business;

2.	had been entered into either:

(i)	on normal commercial terms; or

(ii)	where there was no available comparison to judge whether they are on normal commercial terms, on terms no less favourable than those available to or from independent third parties; and

3.	had been entered into on terms that are fair and reasonable so far as the overall interests of the independent shareholders of the Company are concerned.

The independent non-executive directors have further confirmed that:

the values of continuing connected transactions entered into between the Group and its connected persons which are subject to annual caps have not exceeded their respective annual caps.

The auditors of the Group have reviewed the continuing connected transactions of the Group (not including transactions entered into by the Acquired Companies and the Company’s connected persons prior to 30 June 2004) and have confirmed to the Directors that the transactions:

1.	have received the approval of the Directors of the Company;

2.	have been entered into in accordance with the pricing policies as stated in the relevant agreements;

3.	have been entered into in accordance with the terms of the agreements governing such transactions; and the values of continuing connected transactions entered into between the Group and connected persons of the Group which are subject to annual caps have not exceeded their respective annual cap.

EMPLOYEES

As at 31 December 2004, the Group had 253,050 employees illustrated as follows:

	Number of employees	Percentage
Management, finance and administration	40,240	15.90%
Sales and marketing	114,872	45.40%
Operations and maintenance	96,844	38.27%
Others	1,094	0.43%

Total	253,050	100%

China Telecom Corporation Limited Annual Report 2004	50

REPORT OF THE DIRECTORS

As at 31 December 2004, the Group also had 91,310 temporary employees.

The Company has implemented a short-term and long-term combined incentive remuneration scheme: the primary components of an employee’s remuneration include basic salary, bonus based on performance, compensation based on seniority and share appreciation rights (share appreciation rights are exclusively for senior management and senior technological experts). In addition, the Company also emphasises the importance of employee training and uses various means of training to improve the quality and capability of its key employees.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not during the period, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

MATERIAL LEGAL PROCEEDINGS

As at 31 December 2004, as far as the Directors are aware of, the Company was not involved in any material litigation or arbitration and no material litigation claims were pending or threatened or made against the Company.

AUDITORS

KPMG and KPMG Huazhen were appointed as the international and domestic auditors of the Company respectively for the year ended 31 December 2004. KPMG has audited the accompanying financial statements which have been prepared in accordance with International Financial Reporting Standards. The Company has retained KPMG and KPMG Huazhen since the date of its listing. A resolution for the reappointment of KPMG and KPMG Huazhen as the international and domestic auditors of the Company for the year ending 31 December 2005 will be proposed at the annual general meeting of the Company to be held on 25 May 2005.

By Order of the Board

Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, PRC

31 March 2005

51	China Telecom Corporation Limited Annual Report 2004

REPORT OF THE SUPERVISORY COMMITTEE

To shareholders,

During the reporting period, all members of the Supervisory Committee acted strictly in accordance with the relevant provisions of the Company Law of the People’s Republic of China and the Company’s Articles of Association and adhered to the principle of honesty, trustworthiness, diligence and prudence. The Supervisory Committee conscientiously and actively performed their supervisory duties in light of the conditions of the Company to protect the interests of the shareholders and the benefits of the Company.

During the reporting period, the Supervisory Committee held two meetings. The Supervisory Committee convened the third meeting of the First Session of the Supervisory Committee to review and approve five proposals, including the Company’s financial statements prepared for the year 2003, the auditors’ report prepared by KPMG and the profit appropriations proposal for the year 2003. The Supervisory Committee convened the fourth meeting of the First Session of the Supervisory Committee to review and approve the 2004 interim financial statements of the Company, the independent auditors’ review report, the draft Charter for Supervisory Committee of China Telecom Corporation Limited and proposals were adopted for consideration at the 2004 Annual General Meeting. During the reporting period, members of the Supervisory Committee attended the Company’s 2003 Annual General Meeting, Extraordinary General Meetings, Class Meetings and eight meetings of the Board of Directors. The Supervisory Committee also arranged for its members to review the performance of the subsidiaries of the Company and provided recommendations for improvement. Through performing the work mentioned above, the Supervisory Committee monitored the financial affairs of the Company and the performance of duties by the senior management and therefore safeguarded the rights and interests of the Company and the shareholders.

The Supervisory Committee is of the view that during the year 2004, the Company maintained growth at a fast pace and paid great attention to implementing corporate governance principles to and preserving integrity of the businesses of the Company. The Company continued to intensify its reform and strengthen its management capabilities, and therefore was able to improve its economic efficiencies, and maintain steady growth of all its businesses, all of which contributed to an improvement in the value of the Company.

The Supervisory Committee believes that during the year 2004, all members of the Board of Directors, the Chief Executive Officer and other members of the senior management duly performed their duties and obligations in the best interests of the shareholders, complied strictly with the code of best practice for listed companies and made great effort to safeguard shareholders’ interests. The management team’s persistent hard work has resulted in the strong financial performance of the Company in 2004.

During the reporting period, the Company successfully completed the acquisition of the telecommunications businesses in ten provinces, and the issue of new H Shares

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REPORT OF THE SUPERVISORY COMMITTEE

strictly in accordance with the requirements of the relevant laws and the decision of the general meeting of the Company. The whole process conformed to the standards and was valid.

Upon the review of the unqualified financial statements of the Company for the year 2004 and other relevant information, prepared in accordance with PRC accounting rules and regulations and International Financial Reporting Standards and audited by domestic and international auditors of the Company, the Supervisory Committee is of the opinion that the financial statements were prepared by adhering to the principle of consistency and that they truly and fairly reflect the Company’s financial conditions and results of operations.

In 2005, guided by the Company’s Articles of Association and the relevant regulatory requirements, the Supervisory Committee will continue to review and improve existing supervisory measures with a view to protecting the interests of the Company and the shareholders. We will do our utmost to complete the tasks entrusted by all shareholders, so as to ensure the Company continues to grow in the long term and that the shareholders’ interests in the Company are preserved.

By Order of the Supervisory Committee

Zhang Xiuqin
Chairperson of the Supervisory Committee

Beijing, PRC
31 March 2005

53	China Telecom Corporation Limited Annual Report 2004

CORPORATE GOVERNANCE

The Company has always attached great importance to corporate governance so as to ensure its sustainable development. Since its initial public offering, in accordance with the requirements of regulatory authorities on corporate governance and international best practice, the Company has always been dedicated to establishing a multi-tier internal control mechanism and strengthening its corporate governance system in order to bring it in line with the international practice of a modern company, improving its corporate governance and increasing transparency of the Company. By doing so, the Company is able to expand its operations, enhance its efficiency and effectiveness, and maximise its shareholders’ interests as a whole.

Board of Directors

As a company listed in Hong Kong and US, we place special emphasis on compliance with all the regulatory requirements in places where it is listed. The current Articles of Association of the Company, which take into full consideration the laws and regulations of mainland China and the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the Listing Rules) as well as regulatory requirements for US listed companies, provide guidance to the Company on the improvement of its corporate governance.

The Board of Directors is responsible for the implementation of corporate governance within the Company in accordance with the Articles of Association. Its principal responsibilities include: implementing resolutions of the shareholders’ general meetings; making decisions on important matters and administrative affairs of the Company within its authority, which include formulation of development plans and operational strategies; and supervision and assessment of the Company’s management. The Board of Directors usually meets at least twice each year.

The existing Board of Directors of the Company consists of 15 members, comprising 11 executive directors, one non-executive director and three independent non-executive directors. All the executive directors of the Company are experienced in the operation and management of telecommunications institutions. The independent non-executive directors are independent of the shareholders of the Company and do not assume any management position in the Company. All of them satisfy the regulatory requirements for independence and are well-known specialists in economic, trading and financial fields, and are experts with extensive experience in corporate management. We believe that our Board, with its diverse composition, can fully, reasonably, and impartially represent and safeguard the interests of all shareholders, particularly the minority shareholders. At present, an audit committee (the Audit Committee) and a remuneration committee (the Remuneration Committee) have been set up under the Board of Directors.

Audit Committee

The Audit Committee was set up in 2002, and consists of three members. At present all the members are independent non-executive directors. The Audit Committee is accountable to the Board of Directors and reports to it periodically. Usually, the Committee meets at least twice each year.

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CORPORATE GOVERNANCE

The Articles of Association of the Audit Committee were approved by the Board of Directors of the Company in March 2005, according to which, the principal responsibilities of the Audit Committee include supervision of the Company to ensure authenticity and completeness of its financial statements, effectiveness and integration of the internal control system. It also supervises our internal audit department, and is responsible for the review and consideration of the qualification and appointment of independent auditors. The Audit Committee has the power to establish a mechanism for receiving and handling complaints or anonymous reports in respect of accounting, internal financial control and audit matters of the Company.

Remuneration Committee

The Remuneration Committee was set up in 2003. It consists of three members, all of whom are independent non-executive directors. The Remuneration Committee is accountable to the Board of Directors and reports to it on its work periodically. Usually, the Remuneration Committee meets at least twice each year. The Articles of Association of the Remuneration Committee were approved by the Board of Directors of the Company in March 2005, according to which, its principal responsibilities include ensuring that the Company’s remuneration system complies with the relevant regulatory requirements, submitting assessment reports on the Company’s remuneration system to the Board of Directors, and presenting recommendations to the Board of Directors on the overall remuneration policy and structure relating to directors and senior management of the Company.

Supervisory Committee

The Company has set up a supervisory committee (the Supervisory Committee) in accordance with the requirement under PRC law. The Supervisory Committee consists of five supervisors, including one external supervisor. The Supervisory Committee, as a stand-alone supervisory organisation, is accountable and reports to all shareholders. Generally, the Supervisory Committee meets at least once or twice each year. Its principal responsibilities include supervision of the Company’s financial matters in accordance with the law and supervising the performance of duties by directors, managers and other senior management personnel and ensuring they do not abuse their authorities. In order to regulate further the operation of the Supervisory Committee, the Supervisory Committee has considered and adopted the Charter for Supervisory Committee of China Telecom Corporation Limited, which are proposed to be submitted to the 2005 annual shareholders’ general meeting for consideration and approval.

Internal Control

The Company reviews the results of the implementation of its internal control mechanism on a regular basis in order to ensure that its internal monitoring and control mechanism operates soundly, stably and effectively, so that the investment of shareholders and assets of the Company can be safeguarded.

In accordance with the requirement of the Sarbanes-Oxley Act of 2002 of the US, the Company has established an internal control

55	China Telecom Corporation Limited Annual Report 2004

CORPORATE GOVERNANCE

mechanism in respect of financial reporting within the COSO framework. In 2004, the Board of Directors of the Company adopted the Manual of China Telecom Corporation Limited on Internal Control in Respect of Financial Reporting, and has started formulating detailed rules for its implementation.

In order to further strengthen the management of connected transactions, so as to protect the interests of the Company and shareholders, particularly minority shareholders, the Board of Directors of the Company adopted the Measures of China Telecom Corporation Limited on the Management of Connected Transactions in 2004.

In February 2005, a professional who is experienced in the auditing of financial statements, company secretarial matters and financial management of listed companies was appointed by the Company as a senior financial officer and the qualified accountant of the Company, in accordance with the requirement of the Listing Rules, to assist the Company in its improvement of financial reporting procedures and internal control systems as the qualified accountant of the Company.

Code of Ethics

In accordance with the requirement of the Sarbanes-Oxley Act of the US, the Board of Directors of the Company adopted the Code of Occupational Ethics for Senior Management of China Telecom Corporation Limited, at the same time, the Board of Directors of the Company adopted the Code of Occupational Ethics for Employees of China Telecom Corporation Limited by reference to the provisions of the Corporate Governance Code issued by the New York Securities Exchange, for the purpose of regulating and guiding the senior management personnel and other employees of the Company, so as to ensure that they perform their duties legally and in good faith.

Corporate Transparency and Investors Communications

The Company stresses the importance of transparency, and has established a general office and an investor relations department to assist investors and facilitate information disclosure, so as to maintain a daily communication channel with shareholders, investors and media. In addition, the Company provides investors and media with important information and responds to investors’ latest key questions through meetings with investment analysts, reverse road shows, press conferences, telephone conferences with investors and other means, to promote their understanding of the development of the Company’s business and the overall telecommunications industry in China.

In March 2005, the Board of Directors of the Company adopted the Rules of China Telecom Corporation Limited on the Management of Information Disclosure (for Trial Implementation), with a view to strengthening the management of the Company’s information disclosure.

China Telecom Corporation Limited Annual Report 2004	56

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of China Telecom Corporation Limited (the “Company”) for the year ended 2004 will be held at 10:00 a.m. on 25 May 2005 at Nathan Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong to consider and, if thought fit, pass the following business:

ORDINARY RESOLUTIONS

1.	to consider and approve the consolidated financial statements of the Company, the report of the Board of Directors, and report of the Supervisory Committee and the report of the international auditors for the year ended 31 December 2004;

2.	to consider and approve the profit distribution proposal and declaration and payment of a final dividend for the year ended 31 December 2004;

3.	to consider and approve the reappointment of KPMG as the Company’s international auditors and KPMG Huazhen as the Company’s domestic auditors and for the year ending 31 December 2005 and the authorisation to the board of directors of the Company to fix the remuneration thereof; and

to consider and approve other matters, if any.

And as special business, to consider and, if thought fit, pass the following as special resolutions:

SPECIAL RESOLUTIONS

4.	to consider and approve the Charter for Supervisory Committee of China Telecom Corporation Limited;

5.	“THAT:

(a)	subject to paragraph (c) below, the exercise by the board of directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company (“Shares”) and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the board of directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)

the amount of additional domestic Shares or overseas-listed foreign invested shares (“H Shares”) (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently once every twelve months by the board of directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company shall not exceed 20% of each of the

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NOTICE OF ANNUAL GENERAL MEETING

Company’s existing domestic Shares and H shares (as the case may be) in issue at the date of passing this special resolution; and

(d)	for the purpose of this special resolution 5:

“Relevant Period” means the period from the passing of special resolution 5 until the earlier of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the 12 months period following the passing of these special resolutions; and

(iii)	the revocation or variation of the authority given to the board of directors of the Company under these special resolutions by a special resolution of the Company’s shareholders in general meetings.

“Rights Issue” means an offer of shares open for a period fixed by the board of directors of the Company to holders of Shares on the register of members on a fixed record date in proportion of their then holdings of such Shares (subject to such exclusion or other arrangements as the board of directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.”

6.	“THAT the board of directors of the Company be authorised to increase the registered capital of the Company to reflect the issue of shares in the Company authorised under special resolution 5, and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase of the registered capital of the Company.”

By Order of the Board

Li Ping Yung Shun Loy, Jacky
Joint Company Secretaries

Beijing, PRC

6 April, 2005

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NOTICE OF ANNUAL GENERAL MEETING

Notes:

(1)	Buyers who submit the share transfer application forms to the Company’s share registrar before 4:00 p.m. on 22 April 2005 and then register as shareholders on the register of members of the Company are entitled to attend the annual general meeting.

(2)	Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2004, which is expected to be despatched to shareholders around 7 April 2005.

(3)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of the Company for holders of domestic shares and to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the annual general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the annual general meeting if he so wishes.

The address of the share registrar for the Company’s H Shares is as follows:

Computershare Hong Kong Investor Services Limited

46th Floor, Hopewell Centre,

183 Queen’s Road East,

Wanchai, Hong Kong

(4)	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(5)	The registration procedure for attending the annual general meeting:

(a)	shareholders attending the annual general meeting in person or by proxy shall present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the board or other decision making authority shall present a copy of the relevant resolution of the board or other decision making authority in order to attend the annual general meeting.

(b)	shareholders intending to attend the annual general meeting shall return the attendance slip via hand delivery, mail or fax to the Office of the Board of the Company on or before 4 May 2005.

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NOTICE OF ANNUAL GENERAL MEETING

(6)	Closure of the register of members:

The register of members of the Company will be closed from 25 April 2005 to 25 May 2005 (both days inclusive).

(7)	The address of the Office of the Board is as follows:

31 Jinrong Street

Xicheng District, Beijing 100032

PRC

Contact person:

Li Ping              Yung Shun Loy, Jacky

Telephone:	(8610) 6642 8166
Facsimile:	(8610) 6601 0728

(8)	The Charter for Supervisory Committee of China Telecom Corporation Limited to be tabled to the current meeting for consideration and approval is attached hereto.

(9)	As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and joint company secretary, Mr. Wei Leping as the executive vice president, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Cheng Xiyuan and Mr. Feng Xiong as the executive directors, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui and Mr. Shi Wanpeng as the independent non-executive directors.

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NOTICE OF ANNUAL GENERAL MEETING

Charter for Supervisory Committee of China Telecom Corporation Limited

(Draft)

Chapter 1 General Provisions

Article 1 The Charter for the Supervisory Committee (the “Charter”) of China Telecom Corporation Limited (the “Company”) is adopted to protect legitimate interests of the Company and shareholders, and to regulate the structure and behaviors of the Supervisory Committee (the “Committee”) pursuant to the Company Law of Peoples’ Republic of China (the “Company Law”), and other applicable laws and regulations, as well as the Articles of Association of the Company (“Articles of Association”).

Article 2 The Committee shall be responsible to the shareholders, oversee the financial system and oversee the performance of the directors, general managers and other senior officers, and safeguard legitimate interests of the Company and shareholders.

Article 3 The supervisors shall loyally perform the oversight duties pursuant to applicable laws, regulations and the Articles of Association.

Article 4 The Company shall provide the Supervisors with necessary information and materials for supervisors to perform their duties. The supervisors shall independently perform duties set out in applicable laws, regulations and the Articles of Association. The Company shall provide for appropriate funding for the expenses and reasonable costs incurred by the Committee in performing its duties.

Chapter 2 Supervisors

Article 5 The supervisors shall, among others, be legally literate and have experience in management, accounting and auditing.

Article 6 The following persons shall not serve as the supervisor of the Company:

(1)	a person who does not have or who has limited capacity for civil conduct;

(2)	a person who has been sentenced for corruption, bribery, infringement of property or misappropriation of property or other crimes which disrupt the social economic order, in which case less than a term of five years has lapsed since the sentence was served, or a person who has been deprived of his political rights and not more than five years have lapsed since the sentence was served;

(3)	a person who was a former director, factory manager or manager of a company or enterprise which became bankrupt and has been liquidated as a result of mismanagement and who was personally liable for such bankruptcy, in which case less than three years have elapsed since the date of completion of such liquidation of the company or enterprise;

(4)	a person who was a legal representative of a company or enterprise the business license of which was revoked due to violation of law and who was personally liable therefor, in which case less than three years have elapsed since the date of the revocation of the business license;

(5)	a person who has a large amount of debt overdue;

(6)	a person who is currently under investigation by judicial body for violation of criminal law;

(7)	a person who, according to laws and regulations, cannot act as a leader of an enterprise;

(8)	a person other than a natural person;

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NOTICE OF ANNUAL GENERAL MEETING

(9)	a person who was convicted by competent authority for violating applicable securities regulations and such conviction involves a finding that such person acted fraudulently or dishonestly, in which case less than five years have elapsed since the date of such conviction.

Article 7 The supervisors shall abide by provisions of applicable laws, regulations and the Articles of Association, and perform the obligations of integrity and diligence.

Article 8 The supervisors shall not disclose the secrets of the Company, unless legally mandated or required by the Articles of Association.

Article 9 The supervisors shall not take the advantage of his or her position in the Company to seek for personal benefits, take bribes or other illegal compensation, and shall not appropriate any property of the Company.

Article 10 Each supervisor shall serve a term of 3 years, which term is renewable upon re-election.

Article 11 Any supervisor causing any loss to the Company as a result of his or her violation of applicable laws, regulations and the Articles of Association when performing duties shall be liable for the Company.

Article 12 The supervisors may resign prior to the expiry of the current term, provided that the resignation of any supervisor elected on the general shareholders meeting is subject to the approval thereof, and the resignation of any supervisor elected by employees shall be approved pursuant to the employee election procedures of the Company. Any supervisor causing any loss to the Company as a result of his or her unapproved resignation shall be liable for the Company.

Article 13 Any supervisor absent on two consecutive Committee meetings shall be deemed as incapable of performing his or her duty, in which case the Committee shall recommend the general shareholder meeting or employee representative meeting to remove this supervisor.

Chapter 3 Constituents and Functions of Committee

Article 14 The Committee shall comprise 5 supervisors, including 1 outside supervisor (hereinafter meaning supervisors who do not hold office in the Company). Any supervisor elected by the shareholders shall be replaced on the general shareholder meeting, while any supervisor elected by the employees shall be replaced by employees through election procedure.

Article 15 The Committee shall have 1 chairperson, who shall organize the implementation of the duties of the Committee. The appointment and removal of the chairperson of the Committee shall be determined by two thirds of the voting rights held by the supervisors.

Article 16 The Committee may set up an office responsible for day-to-day work of the Committee.

Article 17 The Committee shall exercise the following functions and powers in accordance with law:

(1)	to review the Company’s financial position, to request information from relevant departments and personnel of the Company, and to inspect financial documents and relevant information of subsidiaries of the Company;

(2)	to supervise directors, managers and other senior officers who violate laws, regulations and the Articles of Association in performing their duties;

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NOTICE OF ANNUAL GENERAL MEETING

(3)	to require directors, managers and other senior officers of the Company to rectify their violations of laws, regulations or the Articles of Association or their behavior which impairs the interests of the Company; to report to the board of directors, general shareholder meeting, securities regulatory body and other relevant authorities where necessary;

(4)	to check the financial information, including report to be submitted by the board of directors to the general shareholder meeting, business report and profit distribution plan, and retain certified accountant and auditor for review in case of doubt on behalf of the Company;

(5)	to propose to convene an extraordinary general shareholder meeting;

(6)	to negotiate with, or bring actions against, a director on behalf of the Company;

(7)	Other functions and powers set forth in the Articles of Association.

The supervisors shall attend the board meeting as non-voting representatives.

Article 18 The Committee’s oversight records of directors, managers and other senior officers, as well as the conclusion of financial or other special examination shall constitute major basis for their performance evaluation.

Chapter 4 Convening and Attendance of Committee Meeting

Article 19 The Committee meeting shall be held at least twice a year and shall be convened by the chairperson of the Committee.

Article 20 In case that the chairperson is unable to convene the meeting under specific circumstances, the chairperson shall delegate a supervisor to perform the duty on his or her behalf.

Article 21 The written notice of the Committee meeting shall be distributed to all supervisors 10 days prior to the meeting, and the notice shall include:

(1)	the date of the meeting;

(2)	the venue of the meeting;

(3)	the subject matters of the meeting;

(4)	the date of the notice.

Article 22 The Committee shall notify all supervisors of the date of the meeting in accordance with the provisions, and provide them with adequate materials, including background introduction of the subject matters, any information as well as data which can facilitate the supervisors to understand the business development of the Company.

Article 23 Any Committee meeting shall not be valid unless it is attended by more than two thirds of the supervisors.

Article 24 The supervisors are obligated to attend the Committee meeting in person. Where a supervisor is unable to attend a meeting for any reason, he or she may by a written power of attorney appoint another supervisor to attend the meeting on his or her behalf.

The power of attorney shall set out the name of the authorized person, the scope and the term of the authorization, and shall be signed or stamped by the authorizing supervisor. The authorized supervisor shall exercise the power as authorized.

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NOTICE OF ANNUAL GENERAL MEETING

Any supervisor who failed to attend, and failed to authorize a representative to attend, the meeting, shall be deemed that he or she has abandoned the voting right.

Chapter 5 Agenda and Proposals of Committee Meeting

Article 25 The proposal of the Committee shall:

(1)	be in compliance with laws, regulations and the Articles of Association, within the business scope of the Company and functions of the Committee;

(2)	be in the interests of the Company and shareholders;

(3)	have specific topics and matters;

(4)	be submitted in writing.

Article 26 The agenda of the Committee meeting shall be determined by the chairperson. Except for the proposals, the Committee may determine new proposals during the meeting as the case may be.

Where any new proposal is determined, the Committee shall provide adequate materials, including background introduction of the proposals, any information and data which can facilitate the supervisors to understand the business development of the Company.

Article 27 The supervisors shall submit to the office of the Committee any proposal or subject matter for discussion on Committee meeting prior to the meeting, and the chairperson shall determine whether to include them in the agenda. If the chairperson determines that some proposal shall not be included, he or she shall provide reasons therefor on the meeting. Any proposal to be included in the agenda shall be subject to procedures prescribed in article 26.

Chapter 6 Voting and Resolution of Committee Meeting

Article 28 The voting of the Committee meeting is by show of hands with each supervisor having one vote.

Article 29 The Committee shall vote on the proposals included in the agenda item by item.

Article 30 No resolution of the Committee shall take effect unless approved by two thirds of the voting rights. The resolution shall be in writing.

Article 31 The Committee may make proposal to the board or the general shareholder meeting, which shall be implemented by the board via organizing relevant departments. The chairperson of the Committee or the supervisor designated by the Committee shall supervise the implementation of the Committee resolutions. The chairperson of the Committee or the supervisor designated by the Committee shall record the resolution implementation progress, and report to the Committee.

Article 32 The supervisors shall execute the resolutions of the Committee.

Article 33 The supervisors shall be responsible for any resolutions of the Committee.

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NOTICE OF ANNUAL GENERAL MEETING

Article 34 The Committee shall report to the annual general shareholder meeting the work performance of the current term, including the meetings times, meeting themes, and the Committee shall opine independently on the following matters:

(1)	Legitimate operation of the Company, including the legality of decision-making procedures, adequacy of internal control procedures, any violations of laws, regulations, the Articles of Association or impairment of corporate interests by directors and managers in performing their duties;

(2)	Financial condition of the Company, including the audit opinion issued by the accountant firm and their opinions on relevant matters, and the opinions on whether the financial statements have fairly reflected the financial conditions and results of operation of the Company;

(3)	Use of proceeds, including whether the actual use of proceeds is consistent with the committed use of proceeds, and whether the procedure to revise the use of proceeds complies with law;

(4)	Major acquisition and assets restructuring projects, including the rationality of the price, any existence of insider trading, or impairment of interests of some shareholders or loss of corporate assets;

(5)	Connected party transactions, including whether the price is fair and whether there is any act impairing the corporate interests.

Chapter 7 Minutes of Committee Meeting

Article 35 Minutes shall be kept during the Committee meetings and shall be signed by the attending supervisors and the recorders. The attending supervisor may request descriptive information on his or her speech to be recorded on the minutes.

Article 36 The minutes of the Committee meeting shall state:

(1)	Meeting date, venue and the person’s name who calls for the meeting;

(2)	Names of attending supervisors and proxy supervisors (agent);

(3)	Agenda;

(4)	Key points of speeches;

(5)	Voting manner and result of each voting item (affirmative votes, veto votes or waiving votes).

Article 37 The minutes of Committee meetings shall be true and complete, and be kept properly as important archives of the Company and major basis of supervisor liabilities for future reference.

Article 38 The minutes of the Committee meetings shall be kept by the office of the Committee.

Chapter 8 Supplementary

Article 39 Any matter not provided herein shall be pursuant to applicable laws and regulations, and the Articles of Association.

Article 40 In case of any inconsistency between this Charter and provisions of the Company Law, other applicable laws and regulations, other regulatory documents and the Articles of Association, the provisions of the latter shall prevail.

Article 41 This Charter, and any amendment thereof, shall take effect upon the approval of the general shareholder meeting.

Article 42 This Charter shall be interpreted by the Committee of the Company.

65	China Telecom Corporation Limited Annual Report 2004

REPORT OF THE INTERNATIONAL AUDITORS

To the Shareholders of

China Telecom Corporation Limited

(Incorporated in The People’s Republic of China with limited liability)

We have audited the financial statements on pages 71 to 127 which have been prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company’s directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company’s and the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

China Telecom Corporation Limited Annual Report 2004	66

REPORT OF THE INTERNATIONAL AUDITORS

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the Group’s profit and cash flows for the year then ended and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

Hong Kong, China

31 March 2005

67	China Telecom Corporation Limited Annual Report 2004

CONSOLIDATED BALANCE SHEET

At 31 December 2004

(Amounts in millions)

	Note	2004 RMB	2003 RMB
ASSETS
Non-current assets
Property, plant and equipment, net	3	320,179	309,896
Construction in progress	4	29,450	31,617
Lease prepayments		4,830	4,485
Interests in associates	6	511	513
Investments	7	200	206
Deferred tax assets	8	10,805	10,523
Other assets	17	13,063	13,609

Total non-current assets		379,038	370,849
Current assets
Inventories	9	2,767	3,253
Accounts receivable, net	10	13,921	12,951
Prepayments and other current assets	11	3,064	3,695
Time deposits with maturity over three months		315	473
Cash and cash equivalents	12	13,465	12,721

Total current assets		33,532	33,093

Total assets		412,570	403,942

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	13	65,976	56,243
Current portion of long-term debt	13	11,842	13,957
Accounts payable	14	33,658	35,629
Accrued expenses and other payables	15	27,531	26,004
Income tax payable		1,192	3,395
Current portion of finance lease obligations	16	156	50
Current portion of deferred revenues	17	11,589	13,857

Total current liabilities		151,944	149,135

Net current liabilities		(118,412)	(116,042)

Total assets less current liabilities		260,626	254,807
Non-current liabilities
Long-term debt	13	72,366	68,632
Finance lease obligations	16	157	43
Deferred revenues	17	25,182	32,744
Deferred tax liabilities	8	2,302	1,325

Total non-current liabilities		100,007	102,744

Total liabilities		251,951	251,879
Minority interests		1,413	1,269

Balance carried forward		253,364	253,148

China Telecom Corporation Limited Annual Report 2004	68

CONSOLIDATED BALANCE SHEET

At 31 December 2004

(Amounts in millions)

	Note	2004 RMB	2003 RMB
Balance brought forward		253,364	253,148
Shareholders’ equity
Share capital	18	80,932	75,614
Reserves	19	78,274	75,180

Total shareholders’ equity		159,206	150,794

Total liabilities and shareholders’ equity		412,570	403,942

Approved and authorised for issue by the Board of Directors on 31 March 2005.

Wang Xiaochu	Leng Rongquan	Wu Andi
Chairman and Chief	Executive Director,	Executive Director,
Executive Officer	President and Chief	Executive Vice President
	Operating Officer	and Chief Financial Officer

69	China Telecom Corporation Limited Annual Report 2004

BALANCE SHEET

At 31 December 2004

(Amounts in millions)

	Note	2004 RMB	2003 RMB
ASSETS
Non-current assets
Property, plant and equipment, net	3	351	375
Construction in progress	4	73	77
Interests in subsidiaries	5	205,027	184,343
Other assets		37	46

Total non-current assets		205,488	184,841
Current assets
Accounts receivable, net	10	5	—
Prepayments and other current assets	11	2,519	1,776
Cash and cash equivalents	12	3,682	1,190
Income tax recoverable		3	—

Total current assets		6,209	2,966

Total assets		211,697	187,807

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	14	17	106
Accrued expenses and other payables	15	2,324	975
Income tax payable		—	932

Total current liabilities		2,341	2,013

Net current assets		3,868	953

Total assets less current liabilities		209,356	185,794
Non-current liabilities
Long-term debt	13	50,150	35,000

Total liabilities		52,491	37,013

China Telecom Corporation Limited Annual Report 2004	70

BALANCE SHEET

At 31 December 2004

(Amounts in millions)

	Note	2004 RMB	2003 RMB
Shareholders’ equity
Share capital	18	80,932	75,614
Reserves	19	78,274	75,180

Total shareholders’ equity		159,206	150,794

Total liabilities and shareholders’ equity		211,697	187,807

Approved and authorised for issue by the Board of Directors on 31 March 2005.

Wang Xiaochu	Leng Rongquan	Wu Andi
Chairman and Chief	Executive Director,	Executive Director,
Executive Officer	President and Chief	Executive Vice President
	Operating Officer	and Chief Financial Officer

71	China Telecom Corporation Limited Annual Report 2004

CONSOLIDATED STATEMENT OF INCOME

For the year ended 31 December 2004

(Amounts in millions, except per share data)

	Note	2004 RMB	2003 RMB
Operating revenues	20	161,212	151,553

Operating expenses
Depreciation and amortisation		(47,170)	(46,597)
Network operations and support		(43,070)	(44,118)
Selling, general and administrative		(27,003)	(24,810)
Other operating expenses	21	(4,139)	(3,176)

Total operating expenses	22	(121,382)	(118,701)

Operating profit		39,830	32,852
Deficit on revaluation of property, plant and equipment	3	(1,262)	(14,832)
Net finance costs	23	(5,340)	(3,606)
Investment income/(loss)		6	(42)
Share of profit from associates		29	35

Profit before taxation and minority interests		33,263	14,407
Taxation	24	(5,187)	(469)

Profit before minority interests		28,076	13,938
Minority interests		(53)	(56)

Profit attributable to shareholders	27	28,023	13,882

Basic earnings per share	29	0.36	0.18

Weighted average number of shares	29	78,840	75,614

China Telecom Corporation Limited Annual Report 2004	72

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

For the year ended 31 December 2004

(Amounts in millions)

	Note	Share capital RMB	Capital reserve RMB	Share premium RMB	Revaluation reserve RMB	Surplus reserves RMB	Statutory common welfare fund RMB	Other reserves RMB	Retained earnings RMB	Total shareholders’ equity RMB
Balance as at 1 January 2003, as previously reported		75,614	20,955	3,362	4,904	8,121	1,624	31,064	7,204	152,848
Adjusted for the Second Acquisition	1	—	—	—	—	—	—	34,177	—	34,177

Balance as at 1 January 2003, as adjusted		75,614	20,955	3,362	4,904	8,121	1,624	65,241	7,204	187,025
Net profit		—	—	—	—	—	—	—	13,882	13,882
Contributions from China Telecom		—	—	—	—	—	—	—	4,309	4,309
Distributions to China Telecom		—	—	—	—	—	—	—	(1,234)	(1,234)
Assets distributed to China Telecom in connection with the Second Acquisition	1	—	—	—	—	—	—	—	(10,762)	(10,762)
Revaluation surplus	3	—	—	—	1,537	—	—	—	—	1,537
Recognition of deferred tax assets	8	—	—	—	—	—	—	2,209	—	2,209
Elimination of deferred tax liabilities	8	—	—	—	—	—	—	—	150	150
Transfer from retained earnings to other reserves		—	—	—	—	—	—	(11,812)	11,812	—
Consideration for the acquisition of the First Acquired Group	1	—	—	—	—	—	—	(45,649)	—	(45,649)
Transfer from other reserves to capital reserve		—	(14,388)	—	—	—	—	14,388	—	—
Appropriations	19	—	—	—	—	7,340	1,748	—	(9,088)	—
Dividends		—	—	—	—	—	—	—	(673)	(673)
Revaluation surplus realised		—	—	—	(17)	—	—	—	17	—
Deferred tax on land use rights realised		—	—	—	—	—	—	(131)	131	—

Balance as at 31 December 2003		75,614	6,567	3,362	6,424	15,461	3,372	24,246	15,748	150,794
Issue of shares, net of issuing expenses of RMB294 million		5,318	—	7,384	—	—	—	—	—	12,702
Net profit		—	—	—	—	—	—	—	28,023	28,023
Contributions from China Telecom		—	—	—	—	—	—	—	100	100
Transfer from retained earnings to other reserves		—	—	—	—	—	—	2,653	(2,653)	—
Consideration for the acquisition of the Second Acquired Group	1	—	—	—	—	—	—	(27,800)	—	(27,800)
Transfer from other reserves to capital reserve		—	(9,371)	—	—	—	—	9,371	—	—
Revaluation surplus	3	—	—	—	1,233	—	—	—	—	1,233
Deferred tax on revaluation surplus of property, plant and equipment	8	—	—	—	—	—	—	(378)	—	(378)
Appropriations	19	—	—	—	—	10,168	2,421	—	(12,589)	—
Dividends	28	—	—	—	—	—	—	—	(5,224)	(5,224)
Effect of change in tax rate	8	—	—	—	—	—	—	(244)	—	(244)
Revaluation surplus realised		—	—	—	(72)	—	—	—	72	—
Deferred tax on land use rights realised		—	—	—	—	—	—	(165)	165	—

Balance as at 31 December 2004		80,932	(2,804)	10,746	7,585	25,629	5,793	7,683	23,642	159,206

73	China Telecom Corporation Limited Annual Report 2004

CONSOLIDATED STATEMENT OF CASH FLOW

For the year ended 31 December 2004

(Amounts in millions)

	Note	2004 RMB	2003 RMB
Cash flows from operating activities	(a)	66,078	58,392

Cash flows from investing activities
Capital expenditure		(56,446)	(57,692)
Purchase of investments		(42)	(485)
Lease prepayments		(444)	(355)
Proceeds from disposal of investments		42	52
Proceeds from disposal of property, plant and equipment		379	348
Purchase of time deposits with maturity over three months		(325)	(466)
Maturity of time deposits with maturity over three months		483	1,504

Net cash used in investing activities		(56,353)	(57,094)

Cash flows from financing activities
Proceeds from issue of shares, net of issuing expenses		12,702	—
Capital element of finance lease payments		(50)	(210)
Proceeds from bank and other loans		77,120	83,472
Repayments of bank and other loans		(81,070)	(86,147)
Payment of dividends		(5,224)	(673)
Cash contributions from/(distributions to) minority interests		91	(27)
Cash payment for the acquisition of the First Acquired Group		—	(11,000)
Cash payment for the acquisition of the Second Acquired Group		(12,650)	—
Cash contributions from China Telecom		100	3,461
Cash distributions to China Telecom		—	(196)

Net cash used in financing activities		(8,981)	(11,320)

Net increase/(decrease) in cash and cash equivalents		744	(10,022)
Cash and cash equivalents at beginning of year		12,721	22,743

Cash and cash equivalents at end of year		13,465	12,721

China Telecom Corporation Limited Annual Report 2004	74

CONSOLIDATED STATEMENT OF CASH FLOW

For the year ended 31 December 2004

(Amounts in millions)

(a)	Reconciliation of profit before taxation and minority interests to cash flows from operating activities

	2004 RMB	2003 RMB
Profit before taxation and minority interests	33,263	14,407
Adjustments for:
Depreciation and amortisation	47,170	46,597
Deficit on revaluation of property, plant and equipment	1,262	14,832
Provision for doubtful accounts	1,121	1,037
Investment (income)/loss	(6)	42
Share of profit from associates	(29)	(35)
Interest income	(231)	(331)
Interest expense	5,367	3,340
Unrealised foreign exchange losses	152	495
Loss on retirement and disposal of property, plant and equipment and impairment loss	961	1,628
Increase in accounts receivable	(2,091)	(2,383)
Decrease/(increase) in inventories	486	(687)
Decrease in prepayments and other current assets	481	116
Decrease in other non-current assets	297	12
Increase/(decrease) in accounts payable	55	(335)
Increase in accrued expenses and other payables	1,517	34
Decrease in deferred revenues	(9,830)	(9,320)

Cash generated from operations	79,945	69,449
Interest received	231	331
Interest paid	(6,824)	(4,944)
Investment income received	43	17
Income tax paid	(7,317)	(6,461)

Cash flows from operating activities	66,078	58,392

75	China Telecom Corporation Limited Annual Report 2004

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

1.	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) are engaged in the provision of wireline telecommunications and related services in Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). The Group offers a comprehensive range of wireline telecommunications services to residential and business customers, including local, domestic long distance (“DLD”) and international long distance (“ILD”) telephone services, Internet and managed data, leased line, and other related services.

The operations of the Group are subject to the supervision and regulation by the PRC government. The Ministry of Information Industry, pursuant to the authority delegated to it by the PRC’s State Council, is responsible for formulating the telecommunications industry policies and regulations, including the regulation and setting of tariff levels for basic telecommunications services, such as local and long distance telephone services, managed data services, leased line and interconnection arrangements.

Organisation

The Company was incorporated in the PRC on 10 September 2002 as part of the reorganisation (the “Restructuring”) of China Telecommunications Corporation (“China Telecom” and together with its subsidiaries other than the Company are referred to as “China Telecom Group”), a state-owned enterprise which is under the supervision and regulation of the Ministry of Information Industry. In November 2001, pursuant to a further industry restructuring plan approved by the State Council, China Telecom’s wireline telecommunications networks and related operations in 10 northern provinces, municipalities and autonomous regions of the PRC were transferred to China Netcom Group. China Telecom retained the wireline telecommunications networks and related operations of 21 provinces, municipalities and autonomous regions of the PRC, including those of the Company’s subsidiaries. In accordance with this industry restructuring plan, China Telecom and China Netcom Group own 70% and 30%, respectively, of the nationwide inter-provincial optic fibres.

China Telecom Corporation Limited Annual Report 2004	76

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

1.	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION (continued)

Organisation (continued)

In connection with the Restructuring, China Telecom transferred to the Company the wireline telecommunications business and related operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province together with the related assets and liabilities (the “Predecessor Operations”) in consideration for 68,317 million ordinary domestic shares of the Company. The shares issued to China Telecom have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company of that date. In connection with the Restructuring, certain assets historically associated with the Predecessor Operations were not transferred to the Company and were retained by China Telecom. These assets, which amounted to RMB11,285 million as at 31 December 2001, primarily related to investments in non-telecommunications industries, inter-provincial transmission optic fibres and properties. As a result of the segregation and separate management of these assets by China Telecom beginning 31 December 2001, the assets retained by China Telecom were reflected as a distribution to China Telecom in the consolidated statement of shareholders’ equity as at 31 December 2001.

Pursuant to the resolution passed by the Company’s independent shareholders at an Extraordinary General Meeting held on 15 December 2003, the Company acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited (collectively the “First Acquired Group”) and certain network management and research and development facilities from China Telecom for a total purchase price of RMB46,000 million on 31 December 2003 (hereinafter, referred to as the “First Acquisition”). The purchase price consisted of a cash payment of RMB11,000 million and a long-term payable of RMB35,000 million (Note 13). Prior to the First Acquisition and effective 31 December 2002, China Telecom transferred the wireline telecommunications business and related operations in Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province together with the related assets and liabilities in consideration for the entire equity interests in each of the entities of the First Acquired Group. Certain assets historically associated with these operations were retained by China Telecom, and as at 31 December 2002, these assets amounted to RMB5,189 million and consisted primarily of investments in non-telecommunications industries and properties.

77	China Telecom Corporation Limited Annual Report 2004

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

1.	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION (continued)

Organisation (continued)

Pursuant to the resolution passed by the Company’s independent shareholders at an Extraordinary General Meeting held on 9 June 2004, the Company acquired the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (collectively the ‘‘Second Acquired Group’’) from China Telecom for a total purchase price of RMB27,800 million on 30 June 2004 (hereinafter, referred to as the ‘‘Second Acquisition’’). The purchase price consisted of a cash payment of RMB8,340 million and a long-term payable of RMB19,460 million. On 30 June 2004, the Company repaid RMB4,310 million of this payable amount using the net proceeds from issue of new H shares in May 2004 (see Note 13). Prior to the Second Acquisition and effective 31 December 2003, China Telecom transferred the wireline telecommunications business and related operations in Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region together with the related assets and liabilities in consideration for the entire equity interests in each of the entities of the Second Acquired Group. Certain assets historically associated with these operations were retained by China Telecom, and as at 31 December 2003, these assets amounted to RMB10,762 million and consisted primarily of investments in non-telecommunications industries and properties.

Basis of presentation

Since China Telecom controlled the Predecessor Operations transferred to the Company and continues to control the Company, the accompanying consolidated financial statements for the periods prior to the legal formation of the Company have been prepared as a reorganisation of entities under common control in a manner similar to a pooling-of-interests (“as-if-pooling-of-interests accounting”). Accordingly, under as-if-pooling-of-interests accounting, the assets and liabilities of the Predecessor Operations transferred to the Company in connection with the Restructuring have been accounted for at historical amounts.

China Telecom Corporation Limited Annual Report 2004	78

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

1.	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION (continued)

Basis of presentation (continued)

In addition, as the First Acquired Group and the Second Acquired Group (“the Acquired Groups”) were under the common control of China Telecom, the First Acquisition and the Second Acquisition (“the Acquisitions”) have been reflected in the accompanying consolidated financial statements as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Acquired Groups have been accounted for at historical amounts and the consolidated financial statements of the Company prior to the Acquisitions have been restated to include the results of operations and assets and liabilities of the Acquired Groups on a combined basis. The assets retained by China Telecom in respect of the Acquisitions were reflected as distributions to China Telecom in the consolidated statement of shareholders’ equity as at 31 December 2002 and 31 December 2003 respectively. The considerations paid by the Company for the acquisition of the Acquired Groups have been accounted for as equity transactions in the consolidated statement of shareholders’ equity.

The results of operations for the year ended 31 December 2003 and the financial condition as at 31 December 2003 and the shareholders’ equity as at 31 December 2003 and 1 January 2003 previously reported by the Group and the Second Acquired Group and the combined amounts presented in the accompanying consolidated financial statements are set out below:

	The Group (as previously reported) RMB millions	The Second Acquired Group RMB millions	Combined RMB millions
Results of operations:
Operating revenues	118,451	33,102	151,553
Operating profit	32,448	404	32,852
Net profit/(loss)	24,686	(10,804)	13,882
Basic earnings/(loss) per share (RMB)	0.33	(0.15)	0.18
Financial condition:
Current assets	25,504	7,589	33,093
Total assets	305,605	98,337	403,942
Current liabilities	96,666	52,469	149,135
Total liabilities	173,064	78,815	251,879
Shareholders’ equity as at 31 December 2003	131,272	19,522	150,794
Shareholders’ equity as at 1 January 2003	152,848	34,177	187,025

For the periods presented, all significant balances and transactions between the Group and the Acquired Groups prior to the Acquisitions have been eliminated.

79	China Telecom Corporation Limited Annual Report 2004

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

These financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 3).

The preparation of the financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accounting policies described below have been consistently applied by the Group.

The IASB has issued a number of new and revised International Financial Reporting Standards and International Accounting Standards (collectively new “IFRSs”) which are effective for accounting periods beginning on or after 1 January 2005.

The Group has not early adopted these new IFRSs in the financial statements for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of these new IFRSs but is not yet in a position to state whether these new IFRSs would have significant impact on its results of operations and financial position.

(b)	Basis of consolidation

A subsidiary is an enterprise controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, and the share attributable to minority interests is deducted from or added to profit before minority interests. All significant intercompany balances and transactions and any unrealised gains/losses arising from intercompany transactions are eliminated on consolidation.

China Telecom Corporation Limited Annual Report 2004	80

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Basis of consolidation (continued)

An associate is a company, not being a subsidiary, in which the Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies.

The consolidated statement of income includes the Group’s share of the results of its associates for the period. In the consolidated balance sheet, interests in associates are stated at the Group’s attributable share of net assets.

(c)	Translation of foreign currencies

The functional and reporting currency of the Group is Renminbi (“RMB”). Foreign currency transactions during the year are translated into RMB at the applicable rates of exchange quoted by the People’s Bank of China (“PBOC rates”) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into RMB at the applicable PBOC rates at the balance sheet date.

Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the consolidated statement of income. For the periods presented, no exchange differences were capitalised.

(d)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and time deposits with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates fair value. None of the Group’s cash and cash equivalents is restricted as to withdrawal.

(e)	Accounts receivable

Accounts receivable are stated at cost less allowance for doubtful accounts. An allowance for doubtful accounts is provided based upon the evaluation of the recoverability of these accounts at the balance sheet date.

(f)	Inventories

Inventories consist of materials and supplies used in maintaining the wireline telecommunications network and goods for resale. Materials and supplies are valued at cost less a provision for obsolescence.

81	China Telecom Corporation Limited Annual Report 2004

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Inventories (continued)

Inventories that are held for resale are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(g)	Property, plant and equipment

Property, plant and equipment are initially recorded at cost, less subsequent accumulated depreciation and impairment losses (Note 2(l)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the periods of construction. Expenditure incurred after the asset has been put into operation is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure, including the cost of repairs and maintenance, is expensed as it is incurred.

Subsequent to the revaluations (Note 3), which were based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation, less subsequent accumulated depreciation and impairment losses. When an item of property, plant and equipment is revalued, any accumulated depreciation at the date of the revaluation is restated proportionately with the change in the gross carrying amount of the asset so that the carrying amount of the asset after revaluation equals its revalued amount. The separate classes into which the Company groups assets for the revaluation are buildings and improvements; telecommunications network plant and transmission and switching equipment; and furniture, fixture, motor vehicles and other equipment. When an item of property, plant and equipment is revalued, the entire class of property, plant and equipment to which that asset belongs is revalued simultaneously. When an asset’s carrying amount is increased as a result of a revaluation, the increase is credited directly to shareholders’ equity under the component of revaluation reserve. However, a revaluation increase is recognised as income to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense. When an asset’s carrying amount is decreased as a result of a revaluation, the decrease is recognised as an expense in the consolidated statement of income. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation reserve in respect of that same asset. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Revaluations are performed annually on items which experience significant and volatile movements in fair value while items which experience insignificant movements in fair value are revalued every three years.

China Telecom Corporation Limited Annual Report 2004	82

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Property, plant and equipment (continued)

Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as assets under finance leases. Assets under finance leases are initially recorded at amounts equivalent to the present value of the minimum lease payments (computed using the rate of interest implicit in the lease) which approximate the fair value at the inception of the lease. The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation. Assets under finance leases are amortised over their estimated useful lives. As at 31 December 2004, the carrying amount of assets held under finance leases was RMB314 million (2003 : RMB239 million).

Gains or losses arising from retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the consolidated statement of income on the date of disposal. On disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

Depreciation is provided to write off the cost/revalued amount of each asset over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Depreciable lives primarily range from
Buildings and improvements	8 to 30 years
Telecommunications network plant, transmission and switching equipment	6 to 10 years
Furniture, fixture, motor vehicles and other equipment	4 to 10 years

(h)	Lease prepayments

Lease prepayments represent land use rights paid to the PRC’s land bureau. Land use rights are carried at cost and are written off on a straight-line basis over the respective periods of the rights which range from 20 years to 70 years.

83	China Telecom Corporation Limited Annual Report 2004

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Construction in progress

Construction in progress represents buildings, telecommunications network plant, transmission and switching equipment and other equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(l)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction. Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(j)	Investments in subsidiaries

In the Company’s stand-alone balance sheet, investments in subsidiaries are accounted for using the equity method.

(k)	Investments

Investments in non-marketable equity securities are stated at cost less provision for impairment losses (Note 2(l)). A provision is made where, in the opinion of management, the carrying amount of the investments exceeds its recoverable amount.

(l)	Impairment

The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recognised as an expense in the consolidated statement of income. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. For the year ended 31 December 2004, a provision for impairment loss of RMB88 million (2003: Nil) was made to fully impair the carrying value of certain equipment for outdated telecommunications services.

China Telecom Corporation Limited Annual Report 2004	84

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	Revenue recognition

The Group’s revenues are principally derived from the provision of local, domestic long distance (‘‘DLD’’) and international long distance (‘‘ILD’’) telephone services which consist of (i) usage charges for telephone services, which vary depending on the day, the time of day, distance and duration of the telephone call, (ii) a monthly telephone service fee, (iii) service activation and installation fees, and (iv) charges for value-added telecommunications services, such as call waiting, call diverting and caller number display. The Group records wireline service revenues over the periods they are earned as follows:

(i)	Revenues derived from local, DLD and ILD telephone usage are recognised as the services are provided.

(ii)	Upfront fees received for activation of wireline services and wireline installation charges are deferred and recognised over the expected customer relationship period. The related direct incremental customer acquisition costs are deferred to the extent of the upfront fees and are amortised over the same expected customer relationship period.

(iii)	Monthly telephone service fees are recognised in the month during which the telephone services are provided to customers.

(iv)	Revenues from sale of prepaid calling cards are recognised as the cards are used by customers.

(v)	Revenues derived from value-added telecommunications services are recognised when the services are provided to customers.

Other related wireline telecommunications service revenues are recognised as follows:

(i)	Revenues from the provision of Internet and managed data services are recognised when the services are provided to customers.

(ii)	Interconnection fees from domestic and foreign telecommunications operators are recognised when the services are rendered as measured by the minutes of traffic processed.

(iii)	Lease income from operating leases is recognised over the term of the lease.

85	China Telecom Corporation Limited Annual Report 2004

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	Revenue recognition (continued)

(iv)	Sale of customer-end equipment is recognised on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers.

(n)	Advertising and promotion expense

The costs for advertising and promoting the Group’s wireline telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, was RMB8,701 million for the year ended 31 December 2004 (2003: RMB5,758 million).

(o)	Net financing costs

Net financing costs comprise interest income on bank deposits, interest expense on borrowings, and foreign exchange gains and losses. Interest income from bank deposits is recognised on a time proportion basis that takes into account the effective yield on the asset.

Interest costs incurred in connection with borrowings are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(p)	Research and development expense

Research and development expenditure is expensed as incurred. For the year ended 31 December 2004, research and development expense was RMB172 million (2003: RMB166 million).

(q)	Employee benefits

The Group’s contributions to defined contribution retirement plans administered by the PRC government are recognised as an expense in the consolidated statement of income. Further information is set out in Note 33.

(r)	Provisions

A provision is recognised in the consolidated balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

China Telecom Corporation Limited Annual Report 2004	86

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)	Income tax

Income tax comprises current and deferred tax. Current tax is calculated on the taxable income for the year by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method, providing for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated statement of income, except for the effect of a change in tax rate that results in a change in the carrying amount of deferred tax assets and liabilities is charged or credited directly to shareholders’ equity, to the extent that such deferred tax assets and liabilities are previously charged or credited to equity. A deferred tax asset is recognised only to the extent that it is probable that future taxable income will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(t)	Dividends

Dividends are recognised as a liability in the period in which they are declared.

(u)	Segmental reporting

A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments. For the periods presented, the Group has one operating segment which is the provision of wireline telecommunications services. All of the Group’s operating activities are carried out in the PRC.

87	China Telecom Corporation Limited Annual Report 2004

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

3.	PROPERTY, PLANT AND EQUIPMENT, NET

The Group:

	Buildings and improvements RMB millions	Telecommunications network plant and equipment RMB millions	Furniture, fixture, motor vehicles and other equipment RMB millions	Total RMB millions
Cost/valuation:
Balance at 1 January 2004	60,939	421,014	19,264	501,217
Additions	178	1,469	696	2,343
Transferred from construction in progress	4,380	49,775	1,976	56,131
Disposals	(119)	(14,195)	(1,259)	(15,573)
Reclassification	22	17	(39)	—
Revaluations	944	(8,776)	—	(7,832)

Balance at 31 December 2004	66,344	449,304	20,638	536,286

Accumulated depreciation:
Balance at 1 January 2004	(8,331)	(174,961)	(8,029)	(191,321)
Depreciation charge for the year	(2,646)	(41,246)	(2,930)	(46,822)
Provision for impairment	—	(88)	—	(88)
Written back on disposals	37	13,214	1,070	14,321
Reclassification	(11)	(5)	16	—
Revaluations	(67)	7,870	—	7,803

Balance at 31 December 2004	(11,018)	(195,216)	(9,873)	(216,107)

Net book value at 31 December 2004	55,326	254,088	10,765	320,179

Net book value at 31 December 2003	52,608	246,053	11,235	309,896

China Telecom Corporation Limited Annual Report 2004	88

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

3.	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

The Company:

	Telecommunications network plant and equipment RMB millions	Furniture, fixture, motor vehicles and other equipment RMB millions	Total RMB millions
Cost:
Balance at 1 January 2004	360	16	376
Additions	—	5	5
Transferred from construction in progress	19	5	24
Reclassification	(73)	73	—

Balance at 31 December 2004	306	99	405

Accumulated depreciation:
Balance at 1 January 2004	(1)	—	(1)
Depreciation charge for the year	(47)	(6)	(53)
Reclassification	42	(42)	—

Balance at 31 December 2004	(6)	(48)	(54)

Net book value at 31 December 2004	300	51	351

Net book value at 31 December 2003	359	16	375

In connection with the Restructuring, the property, plant and equipment of the Predecessor Operations as at 31 December 2001 were revalued as required by the relevant PRC rules and regulations for each asset class by Beijing China Enterprise Appraisal Co., Ltd. (the ‘‘PRC valuers’’), independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of the property, plant and equipment was determined at RMB138,623 million (Note 8). The surplus on revaluation of certain property, plant and equipment totalling RMB4,154 million was credited to the revaluation reserve while the deficit arising from the revaluation of certain property, plant and equipment totalling RMB11,930 million was recognised as an expense for the year ended 31 December 2001.

89	China Telecom Corporation Limited Annual Report 2004

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

3.	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

In connection with the First Acquisition, the property, plant and equipment of the First Acquired Group as at 31 December 2002 were revalued as required by the relevant PRC rules and regulations for each asset class by the PRC valuers on a depreciated replacement cost basis. The value of the property, plant and equipment was determined at RMB71,596 million (Note 8). The surplus on revaluation of certain property, plant and equipment totalling RMB760 million was credited to the revaluation reserve while the deficit arising from the revaluation of certain property, plant and equipment totalling RMB14,690 million was recognised as an expense for the year ended 31 December 2002.

In connection with the Second Acquisition, the property, plant and equipment of the Second Acquired Group as at 31 December 2003 were revalued as required by the relevant PRC rules and regulations for each asset class by the PRC valuers on a depreciated replacement cost basis. The value of the property, plant and equipment was determined at RMB74,685 million (Note 8). The surplus on revaluation of certain property, plant and equipment totalling RMB1,537 million was credited to the revaluation reserve while the deficit arising from the revaluation of certain property, plant and equipment totalling RMB14,832 million was recognised as an expense for the year ended 31 December 2003.

In accordance with the Group’s accounting policy (Note 2(g)), the property, plant and equipment of the Group as at 31 December 2004 were revalued for each asset class by the directors of the Company on a depreciated replacement cost basis. The value of the property, plant and equipment was determined at RMB320,179 million. The surplus on revaluation of certain property, plant and equipment totalling RMB1,233 million was credited to the revaluation reserve while the deficit arising from the revaluation of certain property, plant and equipment totalling RMB1,262 million was recognised as an expense for the year ended 31 December 2004.

China Telecom Corporation Limited Annual Report 2004	90

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

3.	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

The following is a summary of the carrying value of the Group’s property, plant and equipment prior to the revaluation and the revalued amounts of these assets as at 31 December 2004:

	Carrying value prior to revaluation RMB millions	Revaluation surplus RMB millions	Revaluation deficit RMB millions	Revalued amounts RMB millions
Building and improvements	54,449	877	—	55,326
Telecommunications network plant and equipment	254,994	356	(1,262)	254,088
Furniture, fixture, motor vehicles and other equipment	10,765	—	—	10,765

	320,208	1,233	(1,262)	320,179

4.	CONSTRUCTION IN PROGRESS

	The Group RMB millions	The Company RMB millions
Balance at beginning of year	31,617	77
Additions	53,964	20
Transferred to property, plant and equipment	(56,131)	(24)

Balance at end of year	29,450	73

5.	INTERESTS IN SUBSIDIARIES

	The Company
	2004 RMB millions	2003 RMB millions
Share of net assets	205,027	184,343

91	China Telecom Corporation Limited Annual Report 2004

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

5.	INTERESTS IN SUBSIDIARIES (continued)

Details of the Company’s subsidiaries at 31 December 2004, which principally affected the results of operations and the financial position of the Group, are as follows:

Name of Company	Type of legal entity	Date of incorporation	Registered capital (RMB millions)
Shanghai Telecom Company Limited	Limited Company	11 October 2002	15,984
Guangdong Telecom Company Limited	Limited Company	10 October 2002	47,513
Jiangsu Telecom Company Limited	Limited Company	19 October 2002	19,208
Zhejiang Telecom Company Limited	Limited Company	10 October 2002	22,400
Anhui Telecom Company Limited	Limited Company	26 August 2003	3,871
Fujian Telecom Company Limited	Limited Company	28 August 2003	10,364
Jiangxi Telecom Company Limited	Limited Company	18 September 2003	1,153
Guangxi Telecom Company Limited	Limited Company	28 August 2003	4,992
Chongqing Telecom Company Limited	Limited Company	22 August 2003	4,276
Sichuan Telecom Company Limited	Limited Company	28 August 2003	8,123
Hubei Telecom Company Limited	Limited Company	9 March 2004	5,412
Hunan Telecom Company Limited	Limited Company	12 March 2004	661
Hainan Telecom Company Limited	Limited Company	9 March 2004	580
Guizhou Telecom Company Limited	Limited Company	12 March 2004	2,401
Yunnan Telecom Company Limited	Limited Company	9 March 2004	3,747
Shaanxi Telecom Company Limited	Limited Company	8 March 2004	2,482
Gansu Telecom Company Limited	Limited Company	10 March 2004	3,413
Qinghai Telecom Company Limited	Limited Company	10 March 2004	965
Ningxia Telecom Company Limited	Limited Company	10 March 2004	795
Xinjiang Telecom Company Limited	Limited Company	11 March 2004	4,660

All of the above subsidiaries are incorporated in the PRC, are wholly-owned by the Company and are engaged in provision of telecommunications services.

6.	INTERESTS IN ASSOCIATES

	The Group
	2004 RMB millions	2003 RMB millions
Share of net assets	511	513

China Telecom Corporation Limited Annual Report 2004	92

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

6.	INTERESTS IN ASSOCIATES (continued)

The Group’s interests in associates are accounted for under the equity method and are individually and in aggregate not material to the Group’s financial conditions or results of operations for all periods presented. Details of the Group’s principal associates are as follows:

Name of company	Attributable equity interest	Principal activities
Shenzhen Shekou Telecommunications Company Limited	50%	Provision of telecommunications services

Shanghai Information Investment Incorporation	24%	Provision of information technology consultancy services

The above associates are established in the PRC and are not traded on any stock exchange.

7.	INVESTMENTS

	The Group
	2004 RMB millions	2003 RMB millions
Unlisted equity investments	200	206

Unlisted equity investments mainly represent the Group’s various interests in PRC private enterprises which are mainly engaged in the provision of information technology services and Internet contents. These investments are accounted for at cost, less provision for any impairment. The Group has no investments in marketable securities.

93	China Telecom Corporation Limited Annual Report 2004

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

8.	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items set out below:

The Group:

	Assets		Liabilities		Net balance
	2004 RMB millions	2003 RMB millions	2004 RMB millions	2003 RMB millions	2004 RMB millions	2003 RMB millions
Current
Provisions, primarily for receivables	286	198	—	—	286	198
Non-Current
Property, plant and equipment	516	67	(1,295)	(579)	(779)	(512)
Deferred revenues and installation costs	1,942	1,788	(1,007)	(746)	935	1,042
Land use rights	8,061	8,470	—	—	8,061	8,470

Deferred tax assets/ (liabilities)	10,805	10,523	(2,302)	(1,325)	8,503	9,198

A valuation allowance on deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realised through recovery of taxes previously paid and/or future taxable income. The allowance is subject to ongoing adjustments based on changes in circumstances that affect the Group’s assessment of the realisability of the deferred tax assets. The Group has reviewed its deferred tax assets as at 31 December 2003 and 2004. Based on the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes that it is more likely than not the Group will realise the benefits of these temporary differences. Therefore, no valuation allowances were provided for the years ended 31 December 2003 and 2004 in respect of deferred tax assets arising from temporary differences.

China Telecom Corporation Limited Annual Report 2004	94

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

8.	DEFERRED TAX ASSETS AND LIABILITIES (continued)

Movements in temporary differences are as follows:

	Note	Balance at 1 January 2003 RMB millions	Recognised in statement of income RMB millions		Recognised in shareholders’ equity RMB millions	Balance at 31 December 2003 RMB millions
Current
Provisions, primarily for receivables	(ii)	555	17		(374)	198
Non-current
Property, plant and equipment	(ii)	(5,680)	4,042		1,126	(512)
Deferred revenues and installation costs	(ii)	1,261	383		(602)	1,042
Tax loss	(i)	—	1,234		(1,234)	—
Land use rights	(iii)	6,392	(131)		2,209	8,470

Net deferred tax assets		2,528	5,545 (Note 24)		1,125	9,198

	Note	Balance at 1 January 2004 RMB millions	Recognised in statement of income RMB millions		Recognised in shareholders’ equity RMB millions	Balance at 31 December 2004 RMB millions
Current
Provisions, primarily for receivables		198	88		—	286
Non-current
Property, plant and equipment	(iv)	(512)	111		(378)	(779)
Deferred revenues and installation costs		1,042	(107)		—	935
Land use rights	(iii)	8,470	(165)		(244)	8,061

Net deferred tax assets		9,198	(73 (Note 24	) )	(622)	8,503

95	China Telecom Corporation Limited Annual Report 2004

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

8.	DEFERRED TAX ASSETS AND LIABILITIES (continued)

Note:

(i)	Represents net tax loss carry forward of the Second Acquired Group for the year ended 31 December 2003. As the tax loss was utilised by China Telecom in the same tax year, the utilisation of the deferred tax asset was reflected as a distribution to China Telecom in the statement of shareholders’ equity.

(ii)	As described in Note 3, in connection with the Restructuring and the Acquisitions, the property, plant and equipment of the Predecessor Operations, the First Acquired Group and the Second Acquired Group were revalued as at 31 December 2001, 2002 and 2003, respectively. The tax bases of these assets were adjusted to conform to the respective revalued amounts. In addition, in connection with the Restructuring and the Acquisitions, the tax bases of the assets and liabilities of the Predecessor Operations and the Acquired Groups that gave rise to the temporary differences were adjusted to conform to the related financial carrying amounts. As a result, the timing differences that gave rise to the net deferred tax liabilities relating to these items were eliminated. The reductions in net deferred tax liabilities of RMB4,887 million as at 31 December 2001, RMB20 million as at 31 December 2002 and RMB150 million as at 31 December 2003 were credited to shareholders’ equity.

(iii)	In connection with the Restructuring and the Acquisitions, the land use rights of the Predecessor Operations, the First Acquired Group and the Second Acquired Group, which as at 31 December 2001, 2002 and 2003 had a total carrying amounts of RMB2,638 million, RMB617 million and RMB1,251 million, respectively, were revalued as required by the relevant PRC rules and regulations. The revalued amounts of the Predecessor Operations’ and the Acquired Groups’ land use rights as at 31 December 2001, 2002 and 2003 were determined at RMB14,939 million, RMB7,913 million and RMB8,464 million, respectively. The tax bases of the land use rights were adjusted to conform to such revalued amounts. The land use rights were not revalued for financial reporting purposes and accordingly, deferred tax assets were created with carrying amounts of RMB4,059 million, RMB2,408 million and RMB2,209 million as at 31 December 2001, 2002 and 2003, respectively, with corresponding increases in shareholders’ equity. Based upon the level of historical taxable income and projections of future taxable income, management believes that it is more likely than not the Group will realise the benefits of the deferred tax assets.

In 2004, certain subsidiaries of the Group with operations in the western region of the PRC obtained approval from tax authority to reduce the income tax rate from 33% to 15% for the period from 1 January 2004 to 31 December 2010. In addition, certain subsidiaries of the Group obtained approval from tax authority to reduce income tax rate from 33% to 15% with effect from 1 January 2004. Accordingly, the effect of the change in tax rate on the amount of the deferred tax asset expected to be realised during the relevant periods amounting to RMB244 million was charged to shareholders’ equity.

(iv)	As described in Note 3, in accordance with the Group’s accounting policy, the property, plant and equipment of the Group were revalued as at 31 December 2004. The tax bases of these assets were not adjusted to conform to such revalued amounts and accordingly, a deferred tax asset and a deferred tax liability in the respective amount of RMB356 million and RMB378 million in respect of the revaluation deficit and surplus were recognised. The deferred tax asset was credited to the income statement while the deferred tax liability was charged to shareholders’ equity.

China Telecom Corporation Limited Annual Report 2004	96

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

9.	INVENTORIES

Inventories represent:

	The Group
	2004 RMB millions	2003 RMB millions
Materials and supplies	1,907	2,104
Goods for resale	860	1,149

	2,767	3,253

10.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

	The Group		The Company
	2004 RMB millions	2003 RMB millions	2004 RMB millions	2003 RMB millions
Accounts receivable	15,603	14,769	5	—
Less: Allowance for doubtful accounts	(1,682)	(1,818)	—	—

	13,921	12,951	5	—

Amounts due from the provision of wireline telecommunications services to residential and business customers are due within 30 days from the date of billing. Customers who have accounts overdue by more than 90 days will have their services disconnected.

97	China Telecom Corporation Limited Annual Report 2004

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

10.	ACCOUNTS RECEIVABLE, NET (continued)

The following table summarises the changes in the allowance for doubtful accounts:

	The Group
	2004 RMB millions	2003 RMB millions
At beginning of year	1,818	1,859
Provision for doubtful accounts	1,121	1,037
Accounts receivable written off	(1,257)	(1,078)

At end of year	1,682	1,818

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	The Group
	2004 RMB millions	2003 RMB millions
Current, within 1 month	10,258	9,650
1 to 3 months	1,270	1,425
4 to 12 months	1,083	1,169
More than 12 months	526	611

	13,137	12,855
Less: Allowance for doubtful accounts	(1,609)	(1,780)

	11,528	11,075

The Company did not have accounts receivable balance from telephone and Internet subscribers.

China Telecom Corporation Limited Annual Report 2004	98

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

10.	ACCOUNTS RECEIVABLE, NET (continued)

Ageing analysis of accounts receivable from other telecommunications operators and customers is as follows:

	The Group		The Company
	2004 RMB millions	2003 RMB millions	2004 RMB millions	2003 RMB millions
Current, within 1 month	1,358	1,147	5	—
1 to 3 months	550	355	—	—
4 to 12 months	275	285	—	—
More than 12 months	283	127	—	—

	2,466	1,914	5	—
Less: Allowance for doubtful accounts	(73)	(38)	—	—

	2,393	1,876	5	—

11.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets represent:

	The Group		The Company
	2004 RMB millions	2003 RMB millions	2004 RMB millions	2003 RMB millions
Amounts due from China Telecom Group	640	844	4	31
Amounts due from subsidiaries	—	—	2,502	1,737
Prepayments in connection with construction work and equipment purchases	854	609	—	—
Prepaid expenses and deposits	607	609	—	6
Other receivables	963	1,633	13	2

	3,064	3,695	2,519	1,776

99	China Telecom Corporation Limited Annual Report 2004

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

12.	CASH AND CASH EQUIVALENTS (continued)

	The Group		The Company
	2004 RMB millions	2003 RMB millions	2004 RMB millions	2003 RMB millions
Cash at bank and in hand	10,512	12,451	882	990
Time deposits with maturity within three months	2,953	270	2,800	200

	13,465	12,721	3,682	1,190

13.	SHORT-TERM AND LONG-TERM DEBT

Short-term debt comprises:

	The Group
	2004 RMB millions	2003 RMB millions
Bank loans	55,887	56,243
Loans from China Telecom Group	10,089	—

Total short-term debt	65,976	56,243

Weighted average interest rate of the Group’s short-term debt as at 31 December 2004 was 4.4% (2003: 4.6%). The loans from China Telecom Group bear interest at fixed rates ranging from 2.0% to 5.0% per annum, are unsecured and are repayable within one year.

China Telecom Corporation Limited Annual Report 2004	100

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

13.	SHORT-TERM AND LONG-TERM DEBT (continued)

Long-term debt comprises:

	Interest rates and final maturity	The Group		The Company
		2004 RMB millions	2003 RMB millions	2004 RMB millions	2003 RMB millions
Bank loans
Renminbi denominated	Interest rates ranging from 2.9% to 6.6% per annum with maturities through 2015	26,859	38,339	—	—
US Dollars denominated	Interest rates ranging from 0.5% to 9.2% per annum with maturities through 2038	2,883	3,922	—	—
Japanese Yen denominated	Interest rates ranging from 0.6% to 3.5% per annum with maturities through 2040	3,182	4,180	—	—
Euro denominated	Interest rates ranging from 0.5% to 9.2% per annum with maturities through 2032	1,053	1,039	—	—
Other currencies		70	73	—	—

		34,047	47,553	—	—
Other loans
Renminbi denominated		11	13	—	—
US Dollars denominated		—	23	—	—

Amount due to China Telecom
In connection with the First Acquisition — Renminbi denominated (Note (i))		35,000	35,000	35,000	35,000
In connection with the Second Acquisition — Renminbi denominated (Note (ii))		15,150	—	15,150	—

Total long-term debt		84,208	82,589	50,150	35,000
Less: current portion		(11,842)	(13,957)	—	— `

Non-current portion		72,366	68,632	50,150	35,000

Note:

(i)	This represents the deferred consideration payable to China Telecom in respect of the First Acquisition (Note 1). The amount is unsecured, and for the first five years after the date of the First Acquisition, the Company pays interest on the outstanding balance at the rate of 5.184% per annum. Thereafter the interest rate is adjusted based on the prevailing market interest rate. This amount is repayable on 31 December 2013 and the Company may, from time to time, repay all or part of the amount at any time until 31 December 2013 without penalty.

101	China Telecom Corporation Limited Annual Report 2004

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

13.	SHORT-TERM AND LONG-TERM DEBT (continued)

Long-term debt comprises: (continued)

(ii)	This represents the remaining balance of the deferred consideration payable to China Telecom in respect of the Second Acquisition (Note 1). The amount is unsecured, and for the first five years after the date of the Second Acquisition, the Company pays interest on the outstanding balance at the rate of 5.184% per annum. Thereafter the interest rate is adjusted based on the prevailing market interest rate. This amount is repayable on 30 June 2014 and the Company may, from time to time, repay all or part of the amount at any time until 30 June 2014 without penalty.

As at 31 December 2004, no bank loans were secured. As at 31 December 2003, bank loans of RMB22 million were secured by certain of the Group’s property, plant and equipment. The net book value of the property, plant and equipment pledged as security amounted to RMB27 million as at 31 December 2003.

The aggregate maturities of the Group’s and the Company’s long-term debt subsequent to 31 December 2004 are as follows:

	The Group		The Company
	2004 RMB millions	2003 RMB millions	2004 RMB millions	2003 RMB millions
Within 1 year	11,842	13,957	—	—
Between 1 to 2 years	10,022	15,458	—	—
Between 2 to 3 years	8,343	10,531	—	—
Between 3 to 4 years	552	2,864	—	—
Between 4 to 5 years	268	723	—	—
Thereafter	53,181	39,056	50,150	35,000

	84,208	82,589	50,150	35,000

The Group’s short-term and long-term debts do not contain any financial covenants. As at 31 December 2004, the Group had available credit facilities of RMB27,855 million (2003: RMB30,965 million) which it can draw upon.

China Telecom Corporation Limited Annual Report 2004	102

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

14.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	The Group		The Company
	2004 RMB millions	2003 RMB millions	2004 RMB millions	2003 RMB millions
Third parties	26,591	28,367	17	106
China Telecom Group	7,067	7,262	—	—

	33,658	35,629	17	106

Amounts due to China Telecom Group are repayable in accordance with normal commercial terms.

Ageing analysis of accounts payable is as follows:

	The Group		The Company
	2004 RMB millions	2003 RMB millions	2004 RMB millions	2003 RMB millions
Due within 1 month or on demand	5,599	6,658	6	106
Due after 1 month but within 3 months	6,451	5,661	4	—
Due after 3 months but within 6 months	7,856	8,099	—	—
Due after 6 months	13,752	15,211	7	—

	33,658	35,629	17	106

103	China Telecom Corporation Limited Annual Report 2004

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

15.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables represent:

	The Group		The Company
	2004 RMB millions	2003 RMB millions	2004 RMB millions	2003 RMB millions
Amounts due to China Telecom Group	4,889	5,165	230	319
Accrued expenses	15,923	17,150	2,094	656
Customer deposits and receipts in advance	6,719	3,689	—	—

	27,531	26,004	2,324	975

16.	FINANCE LEASE OBLIGATIONS

Obligations under finance leases are analysed as follows:

	The Group
	2004 RMB millions	2003 RMB millions
Within 1 year	163	52
Between 1 to 2 years	110	46
Between 2 to 3 years	51	—

Total minimum lease payments	324	98
Less: finance charges related to future periods	(11)	(5)

Present value of minimum lease payments	313	93
Less: current portion	(156)	(50)

Non-current portion	157	43

China Telecom Corporation Limited Annual Report 2004	104

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

17.	DEFERRED REVENUES

Deferred revenues represent the unearned portion of upfront connection fees and installation fees received from customers and the unused portion of calling cards. Connection fees and installation fees are amortised over the expected customer relationship period of 10 years. Beginning 1 July 2001, connection fees were no longer collected from new customers.

	The Group
	2004 RMB millions	2003 RMB millions
Balance at beginning of year	46,601	55,921
Additions for the year
— installation fees	2,135	3,309
— calling cards	4,392	5,451

	6,527	8,760

Reduction for the year
— amortisation of connection fees	(8,458)	(9,771)
— amortisation of installation fees	(2,865)	(2,643)
— usage of calling cards	(5,034)	(5,666)

Balance at end of year	36,771	46,601

Representing:
— Current portion	11,589	13,857
— Non-current portion	25,182	32,744

	36,771	46,601

Included in other non-current assets are capitalised direct incremental costs associated with the installation of wireline services. As at 31 December 2004, the unamortised portion of these costs was RMB11,428 million (2003: RMB12,366 million).

105	China Telecom Corporation Limited Annual Report 2004

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

18.	SHARE CAPITAL

	The Group and the Company
	2004 RMB millions	2003 RMB millions
Registered, issued and fully paid
67,054,958,321 (2003: 67,586,776,503) ordinary domestic shares of RMB1.00 each	67,055	67,587
13,877,410,000 (2003: 8,027,410,000) overseas listed H shares of RMB1.00 each	13,877	8,027

	80,932	75,614

In May 2004, the Company issued and allotted 5,318,181,818 new H shares with a par value of RMB1.00 each, representing 4,466,693,018 H shares and 8,514,888 American Depositary Shares (“ADS”, each representing 100 H shares), at prices of HK$2.30 per H share and US$29.49 per ADS, respectively, by way of a global offering to Hong Kong and overseas investors. As part of the global offering, 531,818,182 existing domestic shares of RMB1.00 each owned by China Telecom and the Other Domestic Shareholders were converted into H shares and sold to Hong Kong and overseas investors. The Company raised net proceeds of RMB12,702 million from issue of new H shares.

All ordinary domestic shares and H shares rank pari passu in all material respects.

China Telecom Corporation Limited Annual Report 2004	106

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

19.	RESERVES

The Group and the Company	Capital reserve RMB millions	Share premium RMB millions	Revaluation reserve RMB millions	Surplus reserves RMB millions	Statutory common welfare fund RMB millions	Other reserves RMB millions	Retained earnings RMB millions	Total RMB millions
Balance as at 1 January 2003, as previously reported (Note 1)	20,955	3,362	4,904	8,121	1,624	31,064	7,204	77,234
Adjusted for the Second Acquisition	—	—	—	—	—	34,177	—	34,177

Balance as at 1 January 2003, as adjusted	20,955	3,362	4,904	8,121	1,624	65,241	7,204	111,411
Net profit	—	—	—	—	—	—	13,882	13,882
Contributions from China Telecom	—	—	—	—	—	—	4,309	4,309
Distributions to China Telecom	—	—	—	—	—	—	(1,234)	(1,234)
Assets distributed to China Telecom in connection with the Second Acquisition (Note 1)	—	—	—	—	—	—	(10,762)	(10,762)
Revaluation surplus (Note 3)	—	—	1,537	—	—	—	—	1,537
Recognition of deferred tax assets (Note 8)	—	—	—	—	—	2,209	—	2,209
Elimination of deferred tax liabilities (Note 8)	—	—	—	—	—	—	150	150
Transfer from retained earnings to other reserves	—	—	—	—	—	(11,812)	11,812	—
Consideration for the acquisition of the First Acquired Group (Note 1)	—	—	—	—	—	(45,649)	—	(45,649)
Transfer from other reserves to capital reserve	(14,388)	—	—	—	—	14,388	—	—
Appropriations (Notes (i) and (ii))	—	—	—	7,340	1,748	—	(9,088)	—
Dividends	—	—	—	—	—	—	(673)	(673)
Revaluation surplus realised	—	—	(17)	—	—	—	17	—
Deferred tax on land use rights realised	—	—	—	—	—	(131)	131	—

Balance as at 31 December 2003	6,567	3,362	6,424	15,461	3,372	24,246	15,748	75,180
Issue of shares, net of issuing expenses of RMB294 million	—	7,384	—	—	—	—	—	7,384
Net profit	—	—	—	—	—	—	28,023	28,023
Contributions from China Telecom	—	—	—	—	—	—	100	100
Transfer from retained earnings to other reserves	—	—	—	—	—	2,653	(2,653)	—
Consideration for the acquisition of the Second Acquired Group (Note 1)	—	—	—	—	—	(27,800)	—	(27,800)
Transfer from other reserves to capital reserve	(9,371)	—	—	—	—	9,371	—	—
Revaluation surplus (Note 3)	—	—	1,233	—	—	—	—	1,233
Deferred tax on revaluation surplus of property, plant and equipment (Note 8)	—	—	—	—	—	(378)	—	(378)
Appropriations (Notes (i) and (ii))	—	—	—	10,168	2,421	—	(12,589)	—
Dividends (Note 28)	—	—	—	—	—	—	(5,224)	(5,224)
Effect of change in tax rate (Note 8)	—	—	—	—	—	(244)	—	(244)
Revaluation surplus realised	—	—	(72)	—	—	—	72	—
Deferred tax on land use rights realised	—	—	—	—	—	(165)	165	—

Balance as at 31 December 2004	(2,804)	10,746	7,585	25,629	5,793	7,683	23,642	78,274

107	China Telecom Corporation Limited Annual Report 2004

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

19.	RESERVES (continued)

Note:

(i)	According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the PRC accounting rules and regulations, to a statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended 31 December 2004, the Company transferred RMB2,421 million (2003: RMB1,748 million), being 10% of the year’s net profit determined in accordance with PRC accounting rules and regulations, to this reserve.

According to the Company’s Articles of Association, the Directors authorised, subject to shareholders’ approval, for the year ended 31 December 2004, the transfer of RMB7,747 million (2003: RMB5,592 million), being 32% (2003: 32%) of the year’s net profit determined in accordance with PRC accounting rules and regulations, to a discretionary surplus reserve.

The surplus reserves are non-distributable other than liquidation and can be used to make good of previous years’ losses, if any, and may be utilised for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholdings or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

(ii)	According to the Company’s Articles of Association, the Company is required to transfer 5% to 10% of its net profit, as determined in accordance with the PRC accounting rules and regulations, to a statutory common welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company’s employees such as construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of any dividend to shareholders. For the year ended 31 December 2004, the Directors authorised, subject to shareholders’ approval, the transfer of RMB2,421 million (2003: RMB1,748 million), being 10% (2003: 10%) of the year’s net profit determined in accordance with the PRC accounting rules and regulations, to this fund.

(iii)	According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC accounting rules and regulations and the amount determined in accordance with IFRS. At 31 December 2004, the amount of retained earnings available for distribution was RMB20,609 million (2003: RMB14,212 million), being the amount determined in accordance with the PRC accounting rules and regulations. Final dividend of approximately RMB5,576 million in respect of the financial year 2004 proposed after the balance sheet date has not been recognised as a liability at the balance sheet date (Note 28).

China Telecom Corporation Limited Annual Report 2004	108

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

20.	OPERATING REVENUES (continued)

Operating revenues represent revenues from the provision of wireline telecommunications services. The components of the Group’s operating revenues are as follows:

		The Group
	Note	2004 RMB millions	2003 RMB millions
Upfront connection fees	(i)	8,458	9,771
Upfront installation fees	(ii)	2,865	2,643
Monthly fees	(iii)	29,827	27,499
Local usage fees	(iv)	47,646	45,815
DLD	(iv)	26,231	25,460
ILD	(iv)	3,788	3,943
Internet	(v)	14,109	10,007
Managed data	(vi)	3,015	3,210
Interconnections	(vii)	10,719	8,365
Leased line	(viii)	4,154	5,103
Others	(ix)	10,400	9,737

		161,212	151,553

Note:

(i)	Represent the amortised amount of the upfront fees received for initial activation of wireline services.

(ii)	Represent the amortised amount of the upfront fees received for installation of wireline services.

(iii)	Represent amounts charged to customers each month for their use of the Group’s telephone services.

(iv)	Represent usage fees charged to customers for the provision of telephone services.

(v)	Represent amounts charged to customers for the provision of Internet access services.

(vi)	Represent amounts charged to customers for the provision of managed data transmission services.

(vii)	Represent amounts charged to domestic and foreign telecommunications operators for delivery of calls connecting to the Group’s wireline telecommunications networks.

(viii)	Represent lease income from other domestic telecommunications operators and business customers for the usage of the Group’s wireline telecommunications networks and is measured by the number of lines leased and the agreed upon rate per line leased. The lease arrangements are primarily on a year to year basis.

(ix)	Represent primarily revenues from provision of value-added telecommunications services to customers, sale and repairs and maintenance of customer-end equipment, and lease of telecommunications network facilities.

109	China Telecom Corporation Limited Annual Report 2004

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

21.	OTHER OPERATING EXPENSES

Other operating expenses consist of:

		The Group
	Note	2004 RMB millions	2003 RMB millions
Interconnection charges	(i)	4,095	3,104
Donations		17	41
Others		27	31

		4,139	3,176

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for facilitating the completion of calls that originate from the Group’s wireline telecommunications networks.

22.	TOTAL OPERATING EXPENSES

Total operating expenses for the year ended 31 December 2004 include personnel expenses of RMB23,233 million (2003: RMB20,812 million) and auditors’ remuneration of RMB48 million (2003: RMB36 million).

China Telecom Corporation Limited Annual Report 2004	110

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

23.	NET FINANCE COSTS

Net finance costs comprise:

	The Group
	2004 RMB millions	2003 RMB millions
Interest expense incurred	6,834	4,948
Less: Interest expense capitalised*	(1,467)	(1,608)

Net interest expense	5,367	3,340
Interest income	(231)	(331)
Foreign exchange losses	207	647
Foreign exchange gains	(3)	(50)

	5,340	3,606

* Interest expense was capitalised in construction in progress at the following rates per annum	4.1% to 5.2%	4.3% to 5.5%

24.	TAXATION

Taxation in the consolidated statement of income comprises:

	The Group
	2004 RMB millions	2003 RMB millions
Provision for PRC income tax	5,114	6,014
Deferred taxation (Note 8)	73	(5,545)

	5,187	469

111	China Telecom Corporation Limited Annual Report 2004

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

24.	TAXATION (continued)

A reconciliation of the expected tax with the actual tax expense is as follows:

		The Group
	Note	2004 RMB millions	2003 RMB millions
Profit before taxation and minority interests		33,263	14,407

Expected PRC income tax expense at statutory tax rate of 33%	(i)	10,977	4,754
Differential tax rate on subsidiaries’ income	(i)	(1,608)	(314)
Non-deductible expenses	(ii)	294	515
Non-taxable income	(iii)	(3,266)	(3,659)
Tax credit for domestic equipment purchases		(1,210)	(827)

Income tax		5,187	469

Note:

(i)	The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company which are taxed at a preferential rate of 15%.

(ii)	Amounts represent personnel and other miscellaneous expenses in excess of statutory deductible limits for tax purpose.

(iii)	Amounts primarily represent connection fees received from customers which are not subject to income tax.

China Telecom Corporation Limited Annual Report 2004	112

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

25.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION

The following table sets out the remuneration received or receivable by the Company’s directors and supervisors during the periods presented:

	2004 RMB thousands	2003 RMB thousands
Fees	524	452
Salaries, allowances and benefits in kind	7,994	4,618
Retirement benefits	515	493

	9,033	5,563

Included in the directors’ and supervisors’ remuneration were fees of RMB524,000 (2003: RMB452,000) paid or payable to the independent non-executive directors and independent supervisors for the year ended 31 December 2004.

The number of directors and supervisors whose remuneration falls within the following band is set out below:

	2004 Number	2003 Number
HK$ equivalent Nil–1,000,000	21	17

None of the directors and supervisors received any fees, bonuses, inducements, or compensation for loss of office, or waived any emoluments during the periods presented.

113	China Telecom Corporation Limited Annual Report 2004

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

26.	INDIVIDUALS WITH HIGHEST EMOLUMENTS

Of the five highest paid individuals of the Group during the periods presented, one is a director of the Company and his remuneration has been included in Note 25 above. The following table sets out the emoluments of the Group’s remaining four highest paid employees who were not directors or supervisors of the Company during the periods presented:

	2004 RMB thousand	2003 RMB thousand
Salaries, allowances and benefits in kind	2,777	1,627
Retirement benefits	223	97

	3,000	1,724

The number of these employees whose emoluments fall within the following band is set out below:

	2004 Number	2003 Number
HK$ equivalent Nil–1,000,000	4	4

None of these employees received any inducements or compensation for loss of office, or waived any emoluments during the periods presented.

27.	PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders includes a profit of RMB28,023 million (2003: RMB13,882 million) which has been dealt with in the stand-alone financial statements of the Company.

China Telecom Corporation Limited Annual Report 2004	114

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

28.	DIVIDENDS

Pursuant to a resolution passed at the Directors’ meeting on 31 March 2005, a final dividend of equivalent to HK$0.065 per share totalling approximately RMB5,576 million for the year ended 31 December 2004 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2004.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 3 May 2004, a final dividend of RMB0.069083 per share totalling RMB5,224 million in respect of the year ended 31 December 2003 was declared and was paid on 20 May 2004.

29.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2004 is based on the net profit of RMB28,023 million and the weighted average number of shares in issue during the year of 78,839,968,917 shares. The weighted average number of shares in issue for the year ended 31 December 2004 reflects the issuance of 5,318,181,818 new H shares in May 2004 (Note 18). The calculation of basic earnings per share for the year ended 31 December 2003 is based on the net profit of RMB13,882 million and the weighted average number of shares in issue during the year of 75,614,186,503 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for all periods presented.

30.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group and the Company lease business premises through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments nor impose restrictions on dividends, additional debt and/or further leasing.

115	China Telecom Corporation Limited Annual Report 2004

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

30.	COMMITMENTS AND CONTINGENCIES (continued)

Operating lease commitments (continued)

As at 31 December 2004 and 2003, future minimum lease payments under non-cancellable operating leases having initial or remaining lease terms of more than one year were as follows:

	The Group		The Company
	2004 RMB millions	2003 RMB millions	2004 RMB millions	2003 RMB millions
Within 1 year	369	600	—	—
Between 1 to 2 years	187	221	2	—
Between 2 to 3 years	137	133	1	—
Between 3 to 4 years	124	126	—	—
Between 4 to 5 years	127	82	—	—
Thereafter	341	238	—	—

Total minimum lease payments	1,285	1,400	3	—

Total rental expense in respect of operating leases charged to the consolidated statement of income for the year ended 31 December 2004 was RMB1,271 million (2003: RMB1,262 million).

China Telecom Corporation Limited Annual Report 2004	116

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

30.	COMMITMENTS AND CONTINGENCIES (continued)

Capital commitments

As at 31 December 2004 and 2003, the Group and the Company had capital commitments as follows:

	The Group		The Company
	2004 RMB millions	2003 RMB millions	2004 RMB millions	2003 RMB millions
Authorised and contracted for Properties	918	2,184	17	—
Telecommunications network plant and equipment	3,947	7,028	36	—

	4,865	9,212	53	—

Authorised but not contracted for Properties	1,699	1,933	287	—
Telecommunications network plant and equipment	9,168	9,668	15	—

	10,867	11,601	302	—

Contingent liabilities

(a)	The Company and the Group were advised by their PRC lawyers that, except for liabilities arising out of or relating to the businesses of the Predecessor Operations and the Acquired Groups transferred to the Company in connection with the Restructuring and the Acquisitions, no other liabilities were assumed by the Company or the Group, and the Company or the Group are not jointly and severally liable for other debts and obligations incurred by China Telecom Group prior to the Restructuring and the Acquisitions.

117	China Telecom Corporation Limited Annual Report 2004

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

30.	COMMITMENTS AND CONTINGENCIES (continued)

Contingent liabilities (continued)

(b)	As at 31 December 2004 and 2003, the undiscounted maximum amount of potential future payments under guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

	The Group		The Company
	2004 RMB millions	2003 RMB millions	2004 RMB millions	2003 RMB millions
China Telecom Group and the Group’s investees	—	42	—	—
Subsidiaries	—	—	1,884	1,492

	—	42	1,884	1,492

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses can be estimated. At 31 December 2004 and 2003, it was not probable that the Group would be required to make payments under these guarantees. Thus no liability was accrued for losses related to the Group’s obligations under these guarantee arrangements.

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

China Telecom Corporation Limited Annual Report 2004	118

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

31.	CONCENTRATION OF RISKS

Credit and concentration risks

The carrying amounts of cash and cash equivalents, time deposits, accounts receivable and other receivables represent the Group’s maximum exposure to credit risk in relation to financial assets. The majority of the Group’s accounts receivable relate to provision of telecommunications services to residential and corporate customers operating in various industries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an allowance for doubtful accounts and actual losses have been within management’s expectations.

The Group has a diversified base of customers. No single customer contributed more than 10% of revenues for the periods presented.

The Group does not have concentrations of available sources of labour, services, franchises, licenses or other rights that could, if suddenly eliminated, severely impact its operations. The Group invests its cash with several large state-owned financial institutions in the PRC.

Business and economic risks

The Group conducts its principal operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with investments in equity securities of United States and Western European companies. These include risks associated with, among others, the political, economic, legal environment and social uncertainties in the PRC, influence of the Ministry of Information Industry over certain aspects of the Group’s operations and competition in the telecommunications industry. In addition, the ability to negotiate and implement specific business development projects in a timely and favourable manner may be impacted by political considerations unrelated to or beyond the control of the Group. Although the PRC government has been pursuing economic reform policies for the past two decades, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective and as a result, changes in the rate or method of taxation, reduction in tariff protection and other import restrictions, and changes in State policies and regulations affecting the telecommunications industry may have a negative impact on the Group’s operating results and financial condition.

119	China Telecom Corporation Limited Annual Report 2004

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

31.	CONCENTRATION OF RISKS (continued)

Currency risk

Substantially all of the revenue-generating operations of the Group are transacted in RMB, which is not fully convertible into foreign currencies. On 1 January 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the People’s Bank of China. However, the unification of the exchange rate does not imply convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions must take place either through the People’s Bank of China or other institutions authorised to buy and sell foreign exchange or at a swap center. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Interest rate risk

The interest rates and terms of repayment of the Group’s debts are disclosed in Note 13.

32.	RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

The Group conducts business with enterprises directly or indirectly owned or controlled by the PRC government (“state-owned enterprises”). Furthermore, the PRC government itself represents a significant customer of the Group both directly through its numerous authorities and indirectly through its numerous affiliates and other organisations. The Group considers that the provision of wireline telecommunications services to the PRC government authorities and affiliates and other state-owned enterprises are activities in the ordinary course of business in the PRC and has not disclosed such services as related party transactions.

The Group is part of a larger group of companies under China Telecom and has significant transactions and relationships with members of China Telecom. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Under IFRS, state-owned enterprises, other than China Telecom and its affiliates, are not disclosed as related parties. Related parties refer to enterprises over which China Telecom is able to exercise control or significant influence.

China Telecom Corporation Limited Annual Report 2004	120

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

32.	RELATED PARTY TRANSACTIONS (continued)

The principal related party transactions with China Telecom Group, which were carried out in the ordinary course of business, are as follows:

	Note	2004 RMB millions	2003 RMB millions
Purchases of telecommunications equipment and materials	(i)	304	573
Construction, engineering and information technology services	(ii)	6,568	7,999
Provision of community services	(iii)	2,417	2,563
Provision of ancillary services	(iv)	2,490	1,311
Provision of comprehensive services	(v)	361	—
Operating lease expenses	(vi)	393	353
Centralised service expenses	(vii)	163	369
Interconnection revenues	(vii)	98	253
Interconnection charges	(viii)	201	685
Interest on amounts due to and loans from China Telecom Group	(ix)	2,426	—

Note:

(i)	Represent purchases of telecommunications equipment and materials from China Telecom Group.

(ii)	Represent provision of network construction, engineering and information technology services to the Group by China Telecom Group.

(iii)	Represent amounts paid and payable by the Group to China Telecom Group in respect of cultural, educational, hygiene and other community services.

(iv)	Represent amounts paid and payable by the Group to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.

(v)	Represent amounts paid and payable by the Group to China Telecom Group in respect of comprehensive services provided (see scope of comprehensive services defined below).

(vi)	Represent amounts paid and payable to China Telecom Group for operating leases in respect of business premises and inter-provincial transmission optic fibres.

(vii)	Represent net amount charged by China Telecom to the Group for costs associated with common corporate services and international telecommunications facilities.

(viii)	Represent amounts charged from/to China Telecom for interconnection of domestic long distance telephone calls.

(ix)	Represent interest paid and payable to China Telecom with respect to the deferred consideration payable to China Telecom in connection with the Acquisitions and interest with respect to loans from China Telecom Group (Note 13).

121	China Telecom Corporation Limited Annual Report 2004

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

32.	RELATED PARTY TRANSACTIONS (continued)

In connection with the Second Acquisition, the Group and China Telecom Group entered into a number of agreements on 13 April 2004. The principal terms of these agreements are similar to those disclosed in Note 32 to the Group’s 2003 consolidated financial statements, other than an increase in the maximum commission rate for domestic equipment procurement from 1.8% to 3.0% to reflect the latest market price.

In addition, the Company entered into a comprehensive services framework agreement with China Telecom on 13 April 2004 to govern the terms and conditions of transactions between the Group and entities within China Telecom Group which were not within the scope of the agreements entered into previously. Such transactions include procurement of telecommunications equipment, network design, software upgrade, system integration, manufacture of calling cards and other services. Pursuant to this agreement, China Telecom Group charges the Group for these services in accordance with the following terms:

•	government prescribed price;

•	where there is no government prescribed price but where there is a government guided price, the government guided price will apply;

•	where there is neither a government prescribed price nor a government guided price, the market price will apply;

•	where none of the above is available, the price is to be agreed between the relevant parties, which shall be based on the cost incurred in providing the services plus a reasonable profit margin.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

33.	EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 18% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the year ended 31 December 2004 were RMB2,031 million (2003: RMB1,996 million).

China Telecom Corporation Limited Annual Report 2004	122

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

34.	STOCK APPRECIATION RIGHTS

The Company implemented a plan of stock appreciation rights for members of its senior management in order to provide further incentives to these employees. Under this plan, stock appreciation rights were granted in units with each unit representing one H share. No shares will be issued under the stock appreciation rights plan.

Under the plan, all stock appreciation rights will have an exercise period of six years. A recipient of stock appreciation rights may not exercise the rights in the first 18 months after the date of grant. As at each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

In March 2003, the Company’s compensation committee approved the plan for stock appreciation rights pursuant to which the Company granted 276 million stock appreciation right units to eligible employees during 2003.

The exercise price of stock appreciation rights granted in 2003 is the initial public offering price of the Company’s H shares. Upon exercise of the stock appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in RMB, translated from the Hong Kong dollar amount equal to the product of the number of stock appreciation rights exercised and the difference between the exercise price and market price of the Company’s H shares at the date of exercise based on the applicable exchange rate between RMB and Hong Kong dollar at the date of the exercise.

During the year ended 31 December 2004, 70 million stock appreciation right units were exercised. No stock appreciation right units were exercised in the year ended 31 December 2003.

The Company recognises compensation expense of the stock appreciation rights over the applicable vesting period. For the year ended 31 December 2004, compensation expense recognised was RMB70 million (2003: RMB97 million).

35.	FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial assets of the Group include cash and cash equivalents, time deposits, investments, accounts receivable, amounts due from China Telecom Group, advances and other receivables. Financial liabilities of the Group include debts, accounts payable, amounts due to China Telecom Group, accrued expenses and other payables. The Group does not hold nor issue financial instruments for trading purposes.

123	China Telecom Corporation Limited Annual Report 2004

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

35.	FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

The disclosures of the fair value estimates, methods and assumptions set forth below for the Group’s financial instruments are made to comply with the requirements of IAS 32 and IAS 39, and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following summarises the major methods and assumptions used in estimating the fair values of the Group’s financial instruments.

Long-term debt: The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. As at 31 December 2004 and 2003, the carrying amounts and fair values of the Group’s long-term debt were as follows:

	2004		2003
	Carrying amount RMB millions	Fair value RMB millions	Carrying amount RMB millions	Fair value RMB millions
Long-term debt	84,208	82,850	82,589	83,070

The Group’s long term investments are unlisted equity interests and there are no quoted market prices for such interests in the PRC. Accordingly, a reasonable estimate of their fair values could not be made without incurring excessive costs.

The fair values of all other financial instruments approximate their carrying amounts due to the short-term maturity of these instruments.

36.	ULTIMATE HOLDING COMPANY

The directors consider the ultimate holding company of the Group at 31 December 2004 to be China Telecommunications Corporation, a state-owned enterprise established in the PRC.

China Telecom Corporation Limited Annual Report 2004	124

SUPPLEMENTARY INFORMATION FOR ADS HOLDERS

The Group’s accounting policies conform with IFRS which differ in certain significant respects from US GAAP. Differences which have a significant effect on net profit and shareholders’ equity are set out below.

(a)	Revaluation of property, plant and equipment

In connection with the Restructuring, the property, plant and equipment of the Predecessor Operations were revalued as at 31 December 2001 (see Note 3 on the financial statements). The net revaluation deficit has been reflected in the consolidated financial statements as at 31 December 2001. Such revaluation resulted in an increase directly to shareholders’ equity of RMB4,154 million with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB11,930 million with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

In connection with the First Acquisition, the property, plant and equipment of the First Acquired Group were revalued as at 31 December 2002 (see Note 3 on the financial statements). The net revaluation deficit has been reflected in the consolidated financial statements as at 31 December 2002. Such revaluation resulted in an increase directly to shareholders’ equity of RMB760 million with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB14,690 million with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

In connection with the Second Acquisition, the property, plant and equipment of the Second Acquired Group were revalued as at 31 December 2003 (see Note 3 on the financial statements). The net revaluation deficit has been reflected in the consolidated financial statements as at 31 December 2003. Such revaluation resulted in an increase directly to shareholders’ equity of RMB1,537 million with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB14,832 million with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

In accordance with Group’s accounting policy, the property, plant and equipment of the Group were revalued as at 31 December 2004 (see Note 3 on the financial statements). The net revaluation deficit has been reflected in the consolidated financial statements as at 31 December 2004. Such revaluation resulted in an increase directly to shareholders’ equity of RMB1,233 million with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB1,262 million with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

125	China Telecom Corporation Limited Annual Report 2004

SUPPLEMENTARY INFORMATION FOR ADS HOLDERS

(a)	Revaluation of property, plant and equipment (continued)

Under US GAAP, property, plant and equipment are stated at their historical cost less accumulated depreciation unless an impairment loss has been recorded. An impairment loss on property, plant and equipment is recorded under US GAAP if the carrying amount of such asset exceeds its future undiscounted cash flows resulting from the use of the asset and its eventual disposition. The future undiscounted cash flows of the Group’s property, plant and equipment, whose carrying amount was reduced as a result of the above revaluations, exceed the historical cost carrying amount of such property, plant and equipment and, therefore, impairment of such assets is not appropriate under US GAAP. Accordingly, the revaluation reserves recorded directly to shareholders’ equity and the charges to income recorded under IFRS as a result of the above revaluations are reversed for US GAAP purposes.

However, as a result of the tax deductibility of the net revaluation deficit, a deferred tax liability related to the net revaluation deficit is created under US GAAP with a corresponding decrease in shareholders’ equity.

(b)	Disposal of revalued property, plant and equipment

Under IFRS, on disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain and loss on disposal of an asset is determined with reference to the asset’s historical cost carrying amount and included in current earnings.

(c)	Effect of change in tax rate

Under IFRS, the effect of a change in tax rate that results in a change in the carrying amounts of deferred tax assets and liabilities is charged or credited directly to equity, to the extent that such deferred tax assets and liabilities are previously charged or credited to equity. Under US GAAP, the effect of a change in tax rate for all items of deferred tax assets and liabilities is recorded in the income statement.

(d)	Related party transactions

Under IFRS, transactions with state-controlled enterprises other than China Telecom and its affiliates are not required to be disclosed as related party transactions. Furthermore, government departments and agencies are deemed not to be related parties to the extent that such transactions are in the normal course of business. Therefore, related party transactions as disclosed in Note 32 on the financial statements only refer to transactions with China Telecom Group.

China Telecom Corporation Limited Annual Report 2004	126

SUPPLEMENTARY INFORMATION FOR ADS HOLDERS

(d)	Related party transactions (continued)

Under US GAAP, there are no similar exemptions. The Group’s principal transactions with state-controlled telecommunications operators in the PRC were as follows:

	2004 RMB millions	2003 RMB millions
Interconnection revenues	8,964	6,931
Interconnection charges	2,190	1,154
Leased line revenues	2,701	3,476

The amounts set out above represent the historical costs incurred by the related parties in carrying out such transactions.

(e)	Recently issued accounting standards

SFAS No. 123R

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-based payment” (SFAS No. 123R). SFAS No. 123R addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R requires an entity to recognise the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. SFAS No. 123R generally requires that an entity account for those transactions using the fair-value-based method, and eliminates an entity’s ability to account for share-based compensation transactions using the intrinsic value method of accounting, which was permitted under Statement 123, as originally issued. For the Group, SFAS No. 123R is effective at the beginning of the reporting period that begins after 15 June 2005. Currently, the Group does not expect the application of SFAS No. 123R will have a material impact on its consolidated financial statements.

127	China Telecom Corporation Limited Annual Report 2004

SUPPLEMENTARY INFORMATION FOR ADS HOLDERS

(e)	Recently issued accounting standards (continued)

SFAS No. 151

In November 2004, the FASB issued SFAS No. 151, “Inventory costs”. SFAS No. 151 clarifies accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognised as current period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion based on normal capacity of the production facilities. For the Group, SFAS No. 151 is effective for fiscal years beginning after 15 June 2005. Currently, the Group does not expect the application of SFAS No. 151 will have a material impact on its consolidated financial statements.

SFAS No. 152

In December 2004, the FASB issued SFAS No. 152, “Accounting for Real Estate TimeSharing Transactions”. SFAS No. 152 amends SFAS No. 66, “Accounting for Sales of Real Estate” to reference accounting and reporting guidance for real estate time-sharing transactions. SFAS No. 152 amends SFAS No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects”, so that the guidance in SFAS No. 67 about incidental operations and costs incurred to sell real estate projects does not apply to real-estate timesharing transactions. For the Group, SFAS No. 152 is effective for fiscal years beginning after 15 June 2005. Currently, the Group does not expect the application of SFAS No. 152 will have a material impact on its consolidated financial statements.

SFAS No. 153

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets”. SFAS No. 153 addresses the accounting for non-monetary exchanges of productive assets. SFAS No. 153 requires non-monetary exchanges to be accounted for at fair value, recognising any gains or losses, if the fair value is determinable within reasonable limits and the transaction has commercial substance. For the Group, SFAS No. 153 is effective for fiscal years beginning after 15 June 2005. Currently, the Group does not expect the application of SFAS No. 153 will have a material impact on its consolidated financial statements.

China Telecom Corporation Limited Annual Report 2004	128

SUPPLEMENTARY INFORMATION FOR ADS HOLDERS

(f)	Reconciliation of net profit and shareholders’ equity under IFRS to US GAAP

The effect on net profit of significant differences between IFRS and US GAAP for the years ended 31 December 2004 and 2003 is as follows:

	(Note)
	2004 US$ millions	2004 RMB millions	2003 RMB millions
Net profit under IFRS	3,386	28,023	13,882
US GAAP adjustments:
Reversal of deficit on revaluation of property, plant and equipment	152	1,262	14,832
Depreciation on revalued property, plant and equipment, net of minority interests	(817)	(6,766)	(3,940)
Disposal of revalued property, plant and equipment	(16)	(128)	(60)
Effect of change in tax rate on deferred tax assets arising from revaluation of land use rights	(29)	(244)	—
Effect of change in tax rate on deferred tax liabilities arising from revaluation of property, plant and equipment	264	2,189	—
Deferred tax effect of US GAAP adjustments	167	1,379	(3,262)

Net profit under US GAAP	3,107	25,715	21,452

Basic earnings per share under US GAAP	0.04	0.33	0.28

Basic earnings per ADS* under US GAAP	3.94	32.62	28.37

*	Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 H shares.

129	China Telecom Corporation Limited Annual Report 2004

SUPPLEMENTARY INFORMATION FOR ADS HOLDERS

(f)	Reconciliation of net profit and shareholders’ equity under IFRS to US GAAP (continued)

The effect on shareholders’ equity of significant differences between IFRS and US GAAP as at 31 December 2004 and 2003 is as follows:

	(Note)
	2004 US$ millions	2004 RMB millions	2003 RMB millions
Shareholders’ equity under IFRS	19,236	159,206	150,794
US GAAP adjustments:
Revaluation of property, plant and equipment, net of minority interests	2,712	22,447	29,312
Deferred tax effect of US GAAP adjustment	(667)	(5,519)	(9,465)

Shareholders’ equity under US GAAP	21,281	176,134	170,641

Note:	Solely for the convenience of the reader, the amounts for 2004 have been translated into United States dollars at the noon buying rate in New York City on 31 December 2004 for cable transfers in RMB as certified for custom purposes by the Federal Reserve Bank of New York of US$1.00=RMB8.2765. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on 31 December 2004, or at any other date.

China Telecom Corporation Limited Annual Report 2004	130

SUPPLEMENTARY INFORMATION FOR ADS HOLDERS

Summary of the Significant Ways in Which the Corporate Governance Practices of China Telecom Corporation Limited (the “Company”) Differ from Those Followed by Domestic Companies under NYSE Listing Standards

As a company incorporated in the People’s Republic of China (the “PRC”) and listed on the Stock Exchange of Hong Kong Limited (the “HKSE”) and the New York Stock Exchange (the “NYSE”), the Company, as a foreign private issuer, is not required to comply with all of the corporate governance rules of Section 303A of the NYSE Listed Company Manual, but should disclose the significant ways in which the corporate governance practices of the Company differ from those followed by domestic companies under NYSE listing standards.

Under currently applicable PRC or Hong Kong laws and regulations, the Company is not required to have a board with a majority of independent directors. As a company listed in HKSE, the Company is subject to the requirement of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) that at least three members of its board of directors be independent as determined thereunder. The Company currently has three independent directors out of a total of fifteen directors, who satisfies both the requirement regarding “independence” of the Hong Kong Listing Rules and Section 303A.02 of the NYSE Listed Company Manual.

Currently, the Company does not have a nomination/corporate governance committee and is not required to do so under currently applicable PRC or Hong Kong laws and regulations.

All members of the audit committee of the Company have extensive management experience. However, they do not possess direct experience or expertise in respect of the reconciliation of financial statements with U.S. GAAP and the evaluation of reports filed with the U.S. Securities and Exchange Commission (“SEC”) by SEC-reporting issuers. Our audit committee is in the process of considering appointing, from time to time, an external financial expert as a consultant.

The Company has not adopted a separate set of corporate governance guidelines and is not required to do so under currently applicable PRC or Hong Kong laws and regulations. However, the Company is in compliance with the Code on Corporate Governance Practices promulgated by the HKSE.

131	China Telecom Corporation Limited Annual Report 2004

FINANCIAL SUMMARY

(Amounts in millions, except per share data)

	Year ended 31 December
	2004 RMB	2003 RMB	2002 RMB	2001 RMB	2000 RMB
		(Note)	(Note)	(Note)	(Note)
Results
Upfront connection fees	8,458	9,771	10,564	10,942	10,882
Upfront installation fees	2,865	2,643	2,305	1,887	1,466
Monthly fees	29,827	27,499	25,338	20,491	14,452
Local usage fees	47,646	45,815	44,440	42,516	41,806
DLD	26,231	25,460	25,726	26,679	30,862
ILD	3,788	3,943	3,878	3,991	6,097
Internet	14,109	10,007	5,998	3,395	1,721
Managed data	3,015	3,210	3,147	2,660	2,779
Interconnections	10,719	8,365	7,524	6,712	7,508
Leased line	4,154	5,103	5,520	5,176	8,051
Others	10,400	9,737	6,466	5,632	4,041

Operating revenues	161,212	151,553	140,906	130,081	129,665
Depreciation and amortisation	47,170	46,597	45,810	41,777	36,683
Network operations and support	43,070	44,118	46,215	46,359	43,046
Selling, general and administratrive	27,003	24,810	20,585	18,879	19,164
Other operating expenses	4,139	3,176	3,188	2,352	2,192

Operating expenses	121,382	118,701	115,798	109,367	101,085

Operating profit	39,830	32,852	25,108	20,714	28,580
Deficit on revaluation of property, plant and equipment	(1,262)	(14,832)	(14,690)	(11,930)	—
Net finance costs	(5,340)	(3,606)	(4,071)	(2,228)	(1,450)
Investment income/(loss)	6	(42)	50	261	257
Share of profit from associates	29	35	38	22	45

Profit before taxation and minority interests	33,263	14,407	6,435	6,839	27,432
Taxation	(5,187)	(469)	1,856	1,499	(4,556)

Profit before minority interests	28,076	13,938	8,291	8,338	22,876
Minority interests	(53)	(56)	(72)	14	(75)

Profit attributable to shareholders	28,023	13,882	8,219	8,352	22,801

Basic earnings per share	0.36	0.18	0.12	0.12	0.33

China Telecom Corporation Limited Annual Report 2004	132

FINANCIAL SUMMARY

(Amounts in millions, except per share data)

	As at 31 December
	2004 RMB	2003 RMB	2002 RMB	2001 RMB	2000 RMB
		(Note)	(Note)	(Note)	(Note)
Financial condition

Property, plant and equipment, net	320,179	309,896	311,241	312,326	285,587
Construction in progress	29,450	31,617	37,192	42,180	52,401
Other non-current assets	29,409	29,336	32,290	31,388	27,738
Cash and bank deposits	13,780	13,194	24,254	15,993	25,832
Other current assets	19,752	19,899	18,724	21,547	28,641

Total assets	412,570	403,942	423,701	423,434	420,199

Current liabilities	151,944	149,135	147,478	144,060	129,222
Non-current liabilities	100,007	102,744	88,012	108,914	124,001

Total liabilities	251,951	251,879	235,490	252,974	253,223

Minority interests	1,413	1,269	1,186	988	991

Shareholders’ equity	159,206	150,794	187,025	169,472	165,985

Total liabilities and shareholders’ equity	412,570	403,942	423,701	423,434	420,199

Note:	On 30 June 2004, we acquired the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (the “Acquired Companies”) from China Telecommunications Corporation. As we and the Acquired Companies were under the common control of China Telecommunications Corporation, our acquisition of the Acquired Companies has been treated as a “combination of entities under common control”, which was accounted for in a manner similar to a pooling-of-interests (“as-if-pooling-of-interests accounting”). Accordingly, the assets and liabilities of the Acquired Companies have been accounted for at historical amounts and our financial statements for periods prior to the acquisition have been restated to include the financial position and results of operations of the Acquired Companies on a combined basis.

133	China Telecom Corporation Limited Annual Report 2004